426





05007520

~~82-~~SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME **Iochpe-Maxion S.A.**

***CURRENT ADDRESS** **Rua Luigi Galvani, 146 – 13th floor**

04575-020 – Sao Paulo – SP - Brasil

****FORMER NAME**

****NEW ADDRESS**

FILE NO. 82- 3722 **FISCAL YEAR 2003** 12-31-03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF / BY: S. Min

DATE: 04/29/05

Annual Report 2003


IOCHPE-MAXION









Maxion Componentes Estruturais Ltda.

Maxion Componentes Automotivos S.A.

Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.

Message from the President

Dan Ioschpe

On 2003, the Brazilian macroeconomic conditions reserved overwhelming challenges for Iochpe-Maxion's businesses. The strong devaluation of the local currency and subsequent inflation during the second half of 2002, derived from the uncertainties of the country's presidential election, led to a negative economic environment for 2003, especially soaring interest rates during the year, a volatile exchange rate and severe cost increases on raw material prices and wages. This set of circumstances had a cooling effect on domestic demand.

Throughout the second half of 2003, with falling interest rates, a leveling exchange rate and tamer inflation, the macroeconomic scenario showed improvements which were not felt in the local market within the fiscal year, but allowed to foresee a recovery along 2004.

Within this environment, Iochpe-Maxion pursued its strategic path, emphasizing growth, enhanced operating performance and the maintenance of an adequate capital structure, all of which confer a more predictable performance of the company.

Its promptness in seizing local opportunities combined with the solid growth in export sales, allowed Iochpe-Maxion to register in 2003 an increase of 64% of its consolidated net sales against the previous year, reaching R$ 676 million.

Most of this growth took place in the railroad sector, in which our joint-venture Amsted-Maxion achieved a growth of 173% in net sales, due to substantial domestic demand for railroad freight cars, brought up by strong agricultural and mining production.

Our subsidiary Maxion Componentes Estruturais, which concentrates its activities in the truck, bus and agricultural machinery sectors, increased 65% its net sales of chassis, wheels and stamped parts, pushed by growth in the domestic market, healthy export operations, enhanced by the recovery of the Argentine market, and the entry in the synergic segment of light stamped parts.

In the automobile sector, where we participate through our subsidiary Maxion Componentes Automotivos, net sales grew by only 17%, due to the stagnant vehicle production in Brazil.

Even though the company had an R$ 5.1 million net loss in 2003, it is worth emphasizing that for the first time since the beginning of Iochpe-Maxion's restructuring program, started in 1998, we achieved an expressive operating result after net financial expenses of R$ 19.4 million. This positive figure changed into a net loss mainly due to income tax and social contribution tax, which are due by each company, not allowing compensation of the profits of one subsidiary with the losses of another.

This solid operating performance generated R$ 89.4 million in gross cash generation, allowing the required capital expenditures, the working capital expansion, as a result of the strong sales growth, sustaining at the same time an adequate capital structure.

This favorable performance, achieved despite the unfavorable macroeconomic conditions, bolsters our belief that we have taken an adequate strategic path, which will allow us to keep growing in 2004, seeking better operating performance and remaining firm on our principle of maintaining a solid capital structure.

All evidence points out that we are entering a favorable cycle, which will generate positive results for the company, its shareholders and investors.

Message from the Managing Directors

Armando Ulbricht Jr.
Maxion Componentes Estruturais

Maxion Componentes Estruturais achieved significant results in 2003. Net sales grew 65% in relation to the previous year, as a result of three factors: first, the rise in the production of trucks by 14%, buses by 19%, and tractors and combines by 13%, figures which can be credited to higher export sales by the manufacturers, since the domestic market for these products remained mostly stagnant in 2003. The second factor was the growth of our export sales, which increased 40% in US dollars and 41% in Brazilian reais and finally, the consolidation of our line of light stamped parts.

Once again, the combination of greater productivity, enhanced process efficiency, improved technology, and strict control of the cost structure was decisive. It proved to be the best path to solve the problems related to cost increases on steel – our main raw material – fuel, electricity, wages and other production elements, which cannot be fully transferred to the price of our products.

We forecast another year of growth in 2004, based on a modest expansion of the domestic market, in line with the manufacturers expectations, and on the expansion of our export activity. From a strategic standpoint, Maxion Componentes Estruturais will sustain its strong investments in technological improvement, in quality and production capacity, and in its human capital, in order to keep growing in the domestic and international markets, providing high performance and competitively-priced products.

José Antônio Rodrigues
Amsted Maxion

In 2003, Amsted-Maxion's net sales leaped 173% in relation to the year before. Amidst this remarkable growth, two aspects deserve mention: the growing domestic market for railroad freight cars, driven mainly by orders from Companhia Vale do Rio Doce, and the sound performance of our export business. On the other hand, the appreciation of the Brazilian real in relation to the US dollar and the rising raw-material prices and wages had to be met with increased cost reductions and rationalization efforts, in order to maintain the competitiveness of our products.

To keep up with the demand growth, we leased along the year two additional plants, one in Osasco, in the Greater São Paulo area, and another in Hortolândia, in the state of São Paulo, in addition to expanding our present facilities in Cruzeiro. This allowed us to raise in record time our production capacity to more than five thousand railroad freight cars per year, enough to meet all domestic and export demand.

Even in face of this steep growth in the railroad market, Amsted-Maxion never lost its focus or slowed its pace in its other businesses. On the contrary. We joined the select group of Caterpillar global suppliers and once again increased our exports to Amsted Industries and to European mining companies.

Our outlook for 2004 is even brighter. We expect a year of strong activity in the domestic railroad industry and solid growth in our export sales, signaling another year of positive results and consistent return for our shareholders.

Marcos Luchese
Maxion Componentes Automotivos

In 2003, Maxion Componentes Automotivos maintained its track record of growth, achieving net sales 17% above those of the previous year, in spite of the lackluster performance of the Brazilian automobile industry in the same year, especially when compared to the sector's current production capacity.

Our growth was driven by Ford's strong sales of the new Fiesta and EcoSport platforms, as well as solid sales growth of General Motors vehicles. As a supplier of a number of auto parts to these manufacturers, we shared their success. In this past year, we continued our strategy of launching products with state-of-the-art technology and high value added, as well as kept focused on cost reduction and gains on productivity to offset steep rises in the price of raw materials, wages and other manufacturing inputs.

In 2004 we will maintain our strategic path and expand our capital expenditures in quality and technology. At the same time that we expect to see a year of greater demand, generated by growth in the domestic market, as a result of a more promising macroeconomic scenario.









Highlights


Net Sales
R$ million
700
600
500
400
300
200
100
0
615
624
374
411
676
1999
2000
2001
2002
2003


Sales per Worker
R$ thousand/worker
200
150
100
50
0
135
176
119
123
158
1999
2000
2001
2002
2003


EBITDA
R$ million
100
90
80
70
60
50
40
30
20
10
0
57
89
58
69
89
1999
2000
2001
2002
2003


EBITDA Margin
% of net sales
20
15
10
5
0
9.3%
14.2%
15.5%
16.8%
13.1%
1999
2000
2001
2002
2003


Operational Result
R$ million
20
0
-20
-40
-60
-80
-100
-120
19
(10)
(14)
(18)
(109)
1999
2000
2001
2002
2003


Operational Margin
% of net sales
5
0
-5
-10
-15
-20
2.9%
-1.6%
-3.8%
-4.4%
-17.6%
1999
2000
2001
2002
2003


Net Bank Debt
R$ million
250
200
150
100
50
0
208
195
65
106
115
1999
2000
2001
2002
2003


Net Bank Debt/EBITDA
Ratio
4
3
2
1
0
3.6
2.2
1.1
1.5
1.3
1999
2000
2001
2002
2003

Key Indicators

	1999	2000	2001	2002	2003
Results - R$ million					
Net Sales	615.4	624.0	373.7	411.2	675.7
Domestic Market	483.1	480.5	319.1	336.6	575.0
Exports	132.3	143.5	54.6	74.6	100.7
Gross Profit	81.0	115.7	80.1	86.6	136.6
EBIT	11.8	46.3	27.1	36.4	57.5
Operational Result	(108.6)	(9.9)	(14.1)	(17.9)	19.4
EBITDA	57.2	88.7	57.9	69.0	89.4
Net Result	(51.4)	13.6	24.7	(24.2)	(5.1)
Margins (%)					
Gross Margin	13.2%	18.5%	21.4%	21.1%	20.2%
EBIT Margin	1.9%	7.4%	7.3%	8.9%	8.5%
Operational Margin	-17.6%	-1.6%	-3.8%	-4.4%	2.9%
EBITDA Margin	9.3%	14.2%	15.5%	16.8%	13.2%
Net Margin	-8.4%	2.8%	6.6%	-5.9%	-0.8%
Shares					
No. of shares (in thousand)	2,710,015	2,710,015	2,710,015	2,661,615	2,661,615
Net Result per share (R$/thousand shares)	(19.0)	5.0	9.1	(9.1)	(1.9)
Market Capitalization (R$ million)	156.1	86.6	76.2	60.9	200.6
Dividends (R$ million)	-	8.0	9.8	-	-
Debt and liquidity (R$ million)					
Gross Debt	310.8	328.6	229.8	133.6	131.4
Cash and Marketable Securities	208.4	194.8	65.1	105.7	115.0
Net Debt	102.4	133.8	164.7	27.9	16.4
Total Assets	649.4	654.3	516.9	399.3	431.2
Shareholders' Equity	177.6	167.4	181.8	156.6	151.5
Net Bank Debt/EBITDA (x)	3.6	2.2	1.1	1.5	1.3
Capital Expenditure	41.5	18.7	18.8	37.0	39.4
Additional Data					
No. of workers	4,558	3,543	3,132	3,349	4,267
Sales per worker (R$ thousand/worker)	135.0	176.1	119.3	122.8	158.4

Corporate Profile

Iochpe-Maxion S.A. is a holding company with three subsidiaries in the auto parts and railroad equipment sectors, all of which are leaders in their respective markets, due to a balanced combination of technology, competitiveness, production capacity and quality.


Iochpe-Maxion S.A.
99.9%
18.9%
50%
Maxion Componentes Estruturais Ltda.
Maxion Componentes Automotivos S.A.
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.
80.8%





Maxion Componentes Estruturais Ltda.
Located in Cruzeiro, in the state of São Paulo, is specialized in the manufacture and sale of assembled chassis, siderails and cross-members for trucks, buses, tractors and light commercial vehicles, as well as steel wheels for trucks, buses, tractors and off-road vehicles.

Maxion Componentes Automotivos S.A.
Headquartered in Contagem, in the state of Minas Gerais. Its activities include the manufacture and sale of window raiser mechanisms, door latches, door handles, cylinders and keys, locks, pedal sets, hand-brake levers, jacks and water and oil pumps for cars, light commercial vehicles and trucks.

Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.
A joint venture of Iochpe-Maxion and Amsted Industries, specialized in the manufacture and sale of railroad freight cars, railroad castings, truck and industrial castings, as well as railroad wheels. Its plants are located in Cruzeiro, Osasco and Hortolândia, all in the state of São Paulo.

Iochpe-Maxion S.A. has been a public company since 1984 and today has more than four thousand shareholders. Companhia Iochpe, Bradesco and BNDESPAR, all of which have representatives on the company's Board, share controlling interest.



Strategic Positioning

In the midst of a nearly stagnated economy and soaring interest rates, Iochpe-Maxion maintained its strategic path throughout 2003, focusing on increasing sales, improving operational results and sustaining an adequate capital structure.

Regarding net sales, a sharp increase of 64% was registered in relation to the previous year; concentrated on current business, notably railroad equipment and chassis and wheels for trucks, buses and agricultural machinery. Exports also played a its role, with a 37.5% growth in dollars and 35.0% in reais.

Operational results showed an improvement in absolute terms, over the previous year. Operating margins before financial expenses recorded a fall due to the intense cost pressure topped by the loss of value on exports during 2003, due to the real's appreciation against the US dollar. Nevertheless, it is important to note that the Operational Result after Net Financial Expense went from -4.4% of net sales in 2002 to +2.9% in 2003, a variation of R$ 37.3 million in absolute terms.

At the bottom line, despite a superior performance in relation to the previous year, we still had a net loss, due to high rates of income tax and social contribution, as a result of the separate filing of such taxes by each of our subsidiaries.

Finally, with regard to the capital structure, we recorded a decrease in the Net Debt/ EBITDA ratio over the previous year. This reduction was driven by a higher growth in EBITDA, when compared to the growth of Net Debt, which has increased due to working capital needs inherent to the sharp increase of net sales throughout the year.

For 2004, we can foresee net sales growth one more time, on account of the recovery of the economy and the upturn in demand from the railroad sector. This increase in our activity combined with the preservation of our operating margins, should assure once again the enhancement of our capital structure in the course of the following year.













Maxion Componentes Estruturais Ltda.

The growth in the Brazilian production of trucks, buses, light commercial vehicles and agricultural machinery – ranging between 13% and 20% – has been the driving force behind the results registered by Maxion Componentes Estruturais in 2003, with the company recording an increase of 65.1% of net sales over the previous year, reaching R$ 397.3 million. This performance was sustained by a 41.1% growth in exports and the increased activity within the domestic market. In the wheels segment the highlight was the growth in the sales of wheels for agricultural machinery, while in the chassis segment, the differential was the increase in the sales of light stamped parts.

Net sales in the wheels segment reached R$ 192.4 million, of which R$ 55.9 million were from exports, or 29% of the segment's net sales. Our expanding and diversified overseas client portfolio includes GKN in Europe and the United States, Henred-Fruehalf in South Africa, Insak in Singapore and Continental in Germany.

In the chassis segment, net sales reached R$ 204.9 million, with exports accounting for 9% of this amount.

The perspective for 2004 remains favorable, with the expected increase in the domestic production of trucks, buses, commercial vehicles and agricultural machinery, underpinned by the likely increase in logistical activity associated with the rise in the country's GDP. Other positive factors are the sequence of the growth experienced by agribusiness and the probable updating of bus fleets due to the forthcoming municipal elections. The international market also holds out prospects for a growth in sales, due to the recovery of the United States' economy, main destination for Maxion Componentes Estruturais exports.

Amsted Maxion Fundição e Equipamentos Ferroviários S.A.

Amsted Maxion, a joint venture of Iochpe-Maxion and Amsted Industries, a North-American company and a leader in railroad castings and wheels, registered in 2003 a very positive financial and operational performance. Net sales totaling R$ 328.1 million were 173% higher than the one registered in 2002, accounting for 24% of Iochpe-Maxion consolidated net sales. A substantial portion of these sales were based on contracts entered into with major Brazilian railroad operators for the sale of railroad freight cars, corresponding to 70% of net sales for 2003.

The expansion of the domestic market may be explained by the positive performance of the agribusiness sector and the growth of exports of iron ore and steel products, especially to China, factors that have demanded the expansion of railroad transport infrastructure.

The castings segment also presented favorable numbers. Besides the 32% volume growth, new long-term contracts were secured, an aspect that brings stability to the operation and represents an important strength in dealing with the traditional volatility of the Brazilian market for railroad freight cars. Prominent among the recurring contracts, with an annual value of around R$ 98 million, are contracts for the supply of brake parts and other railroad equipment to ASF-Amsted in the United States, of tractor components to Caterpillar in Brazil and in the United States, and fifth-wheel bases to ConMet-Amsted in the United States. It was in light of these developments that Amsted Maxion leased and equipped two manufacturing plants during 2003, currently in full operation: the first, for the production of castings, located in the city of Osasco, and the other, for the assembly of railroad freight cars, located in Hortolândia, both in the state of São Paulo.

Growth in 2004 is already assured, due to the firm orders already received for railroad cars currently totaling 3,168 units, well above the two thousand mark delivered in 2003. Furthermore, on the overseas front, the company is set to supply cast components to Caterpillar Inc. in the United States. The program comprises exports of US$ 37.0 million over a five-year period, i.e., an annual US$ 7.4 million, with deliveries scheduled to begin in May 2004.







Maxion Componentes Automotivos S.A.

Maxion Componentes Automotivos is recognized as one of the most important local producers of components for passenger vehicles. Its product line is made up of window raiser mechanisms, latches, door handles, key and cylinder sets, locks, hinges, straps, hand-brake levers, pedal sets, jacks and water and oil pumps. Added to this exceptional product offering are qualifications such as capability and production versatility, competitiveness and commitment to excellence and technological innovation, whether through independent research and development or through technological agreements with major international auto parts producers.

Window raiser mechanisms are the main source of business, accounting for 50% of total sales, representing a local market share of approximately 43%. The company is also a leader in the hand-brake lever segment, in which its share is above 44%.

Maxion Componentes Automotivos net sales are spread among a diversified client portfolio, which includes Volkswagen, General Motors, Fiat, Ford, Peugeot, Faurecia, Intier, DaimlerChrysler, Iveco, Volvo and Scania.

In 2003 despite a fall in domestic automobile production over the previous year, the company succeeded in increasing its net sales by 16.3%, reaching a total of R$ 113.9 million. This growth, which is better than the increase of the national production, was due to an increase in market share of the Ford's Fiesta and EcoSport line, for whom Maxion is the sole supplier of window raiser mechanisms; to the supply of snake key sets for Volkswagen, a contract signed at the end of 2002, the results of which however, were consolidated in the course of 2003, and supplies of jacks to Fox, a product recently launched by Volkswagen.

For 2004 a growth in domestic automobile production is expected with a subsequent increase in sales for Maxion Componentes Automotivos, all due to the expected decrease in interest rates during the year.









Markets

In 2003 the markets in which Iochpe-Maxion is an active player recorded sluggish growth owing to the country's macroeconomic situation, with the exception of segments related to agribusiness, mining and metallurgy, all of which grew steadily throughout the year.

On the whole, Brazilian vehicle production registered a year-on-year increase of 2.0%. The automobile segment had the worst performance, recording a drop of 1.0%. The light commercial vehicles segment achieved the best result, posting an increase of 20.3%. This was followed by the bus segment with a growth of 18.6%, trucks, with 13.7% and agricultural machinery, which recorded an increase of 13.0%.

The railroad sector, increasingly more important in terms of consolidated sales, had an exceptional performance. The national railway car segment registered a growth of 716%, while the railroad wheels and castings markets remained at their 2002 levels.

On the export market, despite an unfavorable exchange rate when compared to 2002, the total export value leapt from US$ 24.3 million the previous year, to US$ 33.4 million in 2003, a growth of 37.4% in US dollars and 35.0% in reais. Three factors underpin this result: the recovery of the Argentinean market, the maturing of export contracts for truck, railroad and industrial castings, in addition to a growth in the sale of chassis and truck and bus wheels. Out of the company's total export value, 57% was delivered to the United States and Canada, countries that appear at the top of the list of the worlds most demanding in terms of competitiveness, quality and on-time delivery.







Financial Performance

Sales Breakdown

Sales by subsidiary and product line

Subsidiaries	2003			2002			Var.03/02 (%)		
	Market			Market			Market		
	Domestic	Export	Total	Domestic	Export	Total	Domestic	Export	Total
Maxion Componentes Estruturais	323.8	73.5	397.3	188.6	52.1	240.7	71.7%	41.1%	65.1%
Chassis, siderails, stamped parts	187.3	17.6	204.9	114.6	12.5	127.1	63.4%	40.8%	61.2%
Truck, bus and off-road wheels	136.5	55.9	192.4	74.0	39.6	113.6	84.5%	41.2%	69.4%
Amsted-Maxion Fund. e Equip. Ferroviários	274.5	53.6	328.1	75.8	44.6	120.4	262.1%	20.2%	172.5%
Railroad freight cars/boogies	221.3	11.2	232.5	30.6	15.3	45.9	623.2%	(26.8%)	406.5%
Railroad wheels	19.8	7.8	27.6	18.6	3.8	22.4	6.5%	105.3%	23.2%
Truck, industrial and railway castings	33.4	34.6	68.0	26.6	25.5	52.1	25.6%	35.7%	30.5%
Maxion Componentes Automotivos	113.9	0.4	114.3	97.9	0.2	98.1	16.3%	100.0%	16.5%
Window raiser mechanisms	56.5	0.4	56.9	44.2	0.2	44.4	27.8%	100.0%	28.2%
Other components	57.4	-	57.4	53.7	-	53.7	6.9%	-	6.9%
Maxion Nacan (*)	-	-	-	12.2	-	12.2	-	-	-
Steering columns	-	-	-	12.2	-	12.2	-	-	-
(-) Consolidation adjustments	(137.2)	(26.8)	(164.0)	(37.9)	(22.3)	(60.2)	-	-	-
Iochpe-Maxion - Consolidated	575.0	100.7	675.7	336.6	74.6	411.2	70.8%	35.0%	64.3%

(*) Iochpe-Maxion sold its stake in Maxion Nacam in September 2002.

Sales by segment

Segment	2003	2002	Var.03/02 (%)
Brazil-based automakers			
- Buses, trucks, commercial vehicles, farming machinery	323.8	188.6	71.7%
- Automobiles	113.9	110.1	3.4%
	437.7	298.7	46.5%
Brazilian railroad operators	137.3	37.9	262.3%
Exports	100.7	74.6	35.0%
Iochpe-Maxion - Consolidated	675.7	411.2	64.3%

Financial Performance

Gross Profit

Gross profit in 2003 reached R$ 136.6 million (R$ 86.6 million in 2002), representing 20.2% of net sales (21.1% in 2002). Growth stood at 57.7%, lower than the 64.1% increase in net sales, due to lower profitability on exports - as a result of the appreciation of the national currency during the year - and to intense cost pressure on raw materials, utility prices and salaries.

Operating Expenses

In 2003 sales expenses reached R$ 44.1 million, or 6.5% of net sales (7.4% in 2002), a growth of 44.4% over the previous year. This increase was due to a rise in variable selling expenses, notably freight, commissions and royalties associated with exports, which accounted for 85.2% of this expenditure for 2003.

Administrative costs reached R$ 33.3 million, or 4.9% of net sales (7.0% in 2002), an increase of 16.1%. This rise is linked to the increase in salaries and associated costs, which accounted for 37.5% of such expenditure.

Other operating expenses achieved R$ 1.6 million, in comparison to a revenue of R$ 8.9 million in 2002, which was due to the reversion of R$ 8.5 million in lawsuit provisions, which expired that year.

Operating Income Before Financial Expenses (EBIT)

In 2003 the operating income (EBIT) reached R$ 57.5 million, or 57.5% more than in the previous year, representing 8.5% of net sales. This performance fell below the 8.9% registered in 2002, a result that had been favorably affected by the reversal of R$ 8.5 million in provisions. Without such effect, the percentage would have been 6.8% for that year.

Net Financial Expenses

Net financial expenditure totaled R$ 38.2 million, 29.8% less than the previous year (R$ 54.4 million), representing 5.6% of net sales, against 13.2% in 2002. Exchange rate effect was a net expense of R$ 4.0 million, lower than the R$ 14.0 million of 2002. Expenses resulting from the increase in net debt – which went from R$ 105.7 million in 2002 to R$ 115.0 million in 2003 (see reasons for this increase in the Liquidity and Debt section below) – was offset by the reduction in interest rates throughout the second half of 2003.







Financial Performance

Non-Operational Result

In 2003 non-operational result was negative in R$ 5.9 million (against a R$ 6.2 million revenue in 2002), owing to the constitution of provisions for impaired assets. The positive result of 2002 was due to the divestment of our total stake in Maxion Nacam Ltda., which generated a positive result of R$ 9.9 million.

Income Tax, Social Contribution and Minority Interest

Income tax and social contribution expenses amounted to R$ 19.0 million in 2003 (R$ 17.5 million in 2002), as opposed to a pre-tax income of R$ 13.5 million (loss of R$ 11.7 million in 2002). This high rate is generated by each subsidiary filling its taxes separately. Consequently, losses incurred by one company cannot offset profits of another. It is worth noting that out of this income tax and social contribution expenditure, the effective cash disbursement amounted to only R$ 250 thousand, owing to the utilization of tax credits.

Minority interest accounted for a R$ 0.4 million this year (R$ 5.0 million in 2002).







Net Income

Net income reported by Iochpe-Maxion at the end of 2003 was a loss of R$ 5.1 million, yet below the loss of R$ 24.2 million incurred in 2002. The positive highlight was the significant increase in consolidated net sales in a year of low economic growth. The negative highlights were the higher costs, still due to the leap in inflation at the end of 2002, and the high rate of income tax and social contribution.

Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA)

EBITDA increased by 29.5%, reaching R$ 89.4 million and representing 13.2% of net sales, a weaker performance when compared with 16.8% in 2002 (the above items Gross Profit, Operating Expenses and Operating Income Before Financial Expenses (EBIT) present the reasons for such reduction).

Working Capital

In 2003 working capital grew R$ 13.8 million, mainly due to the increase in account receivables and inventory of R$ 2.4 million and R$ 30.3 million, respectively. The main reason for these increases was the growth in sales throughout 2003 and the maintenance of such growth in the beginning of 2004. Partially tempering the asset increase, there was an increase in accounts payable to suppliers, taxes and other payables, for a total value of R$ 18.9 million.

Capital Expenditure

Capital expenditure reached R$ 39.4 million in 2003 (R$ 37.0 million in 2002). This amount was destined to the development of new products and the upgrading of our industrial plants. Notable were expenditures in capacity expansion for truck wheels and those made for the set-up of the two leased industrial plants for the production of castings and railroad freight cars.

Liquidity and Debt

Consolidated cash and marketable securities at the end of December 2003 reached R$ 16.4 million, with R$ 12.7 million in short-term and R$ 3.7 million invested in long-term financial assets. US dollar-denominated cash and marketable securities accounted for around 28% of the total amount for that date.

Consolidated bank debt reached R$ 131.4 million at the end of 2003 with R$ 94.9 million in the short-term and R$ 36.5 million in the long-term.

The INPC (national consumer-price index) is the main index for this debt, representing 35% of total value, followed by the US Dollar at 30%, CDI (interbank rate) at 22%, TJLP (long-term interest rate) at 10% and IGPM (general price index) at 3%.

Consolidated net bank debt went from R$ 105.7 million in December of 2002 to R$ 115.0 million in December of 2003 (see the above items Net Financial Expenses, Non-Operational Result, EBITDA, Working Capital and Capital Expenditures which explain this increase). The ratio between net bank debt and EBITDA reached 1.3x in 2003, thus lower than the 1.5x ratio of 2002, representing the ongoing effort for the maintenance of an adequate capital structure.

Considering all US Dollar-denominated assets and liabilities, foreign exchange exposure at the end of 2003 was US$ 11.1 million. In 2003 Iochpe-Maxion paid the first installment of its fourth issue of debentures (its only outstanding issue) of R$ 18.1 million, remaining a year-end balance of R$ 46.5 million, with maturity dates in May 2004 and 2005.









Risk Management

Iochpe-Maxion's risk management focuses on five basic areas:

Exchange Rate: the Company seeks to minimize its exposure to exchange rates. Accordingly, liabilities contracted in dollar terms are matched by hedge operations or backed by exports. The company closed 2003 with an exposure of U$ 11.1 million, equivalent to the value of four months of exports.

Interest Rate and Inflation: interest rate is a relevant variable in determining demand in major markets in which clients of Iochpe-Maxion and its subsidiaries are active, with greater impact on the demand for automobiles, a sector that accounted for 17% of net sales in 2003. Another aspect is the effect on financial costs borne by the company. Currently, 22% of the company's gross consolidated debt is indexed to the CDI (interbank interest rate), 38% is linked to the inflation indexes, and 10% following the TJLP (long-term interest rate) variations.

Economic Environment: the country's economic environment has a strong effect on demand for Iochpe-Maxion and its subsidiaries' products. In 2003, 85% of consolidated net sales were held within the domestic market. The variation in the country's GDP has an influence in the freight activity, affecting demand of railroad equipment, wheels and chassis for trucks and commercial vehicles. The increase in per-capita income impacts the pace of renewal and growth of the automobile fleet. The performance of the agricultural sector determines the demand for wheels for agricultural machinery.

Capital Expenditure: Capital expenditure projects go through a continuous feasibility analysis, where the company requires a rate of return greater than the opportunity cost as well as the maintenance of its capital structure, with emphasis on the ratio of net bank debt and EBITDA.

Environmental Risk: Iochpe-Maxion follows as a principle the constant monitoring of its daily operational activities, complying with the strictest standards of safety. This way the company is aligned with companies that adhere to a safe and environmentally correct conduct.







Capital Market and Corporate Governance

Trades of Iochpe-Maxion shares on the São Paulo Stock Exchange (BOVESPA) recorded significant growth throughout 2003, in line with the revival of the Brazilian equity market. This favorable scenario gain momentum since August, when local and foreign investors showed an increasing interest in small caps which could combine positive growth outlook with adequate risk and capital structure.

In 2003 these factors led to 1,347 trades involving Iochpe-Maxion shares on The São Paulo Stock Exchange (BOVESPA), with a volume of more than 201.2 million shares, representing R$ 11.8 million. Non-voting shares (Bovespa: MYPK4/ADR-OTC: IOCJY), which opened in January 2003 at R$ 25.00 per thousand shares, closed the year trading at R$ 83.00 per thousand shares, an accumulated appreciation of 232%, while common shares (Bovespa: MYPK3) appreciated 223%. At year-end the market capitalization of Iochpe-Maxion reached R$ 200.6 million, representing 132.4% of its book value.

In 2003 Iochpe-Maxion once more reaffirmed its commitment to transparency, through the organization of quarterly meetings with analysts, in addition to individual and group presentations to investors, shareholders and analysts. The objective of establishing an even more constructive and positive relationship with the market also led the company to add new interactive tools to improve its investor relations site (www.iochpe-maxion.com.br), which presents constantly updated releases, presentations and financial statements.

The Iochpe-Maxion Board of Directors, which meets monthly, has eight seats distributed as follows: four representatives from Companhia Iochpe, two from BNDESpar, one from Banco Bradesco and a member elected by the minority shareholders based on the triple list suggested by the controlling shareholders. No executive officer is a member of the Board. The Audit Board ("Conselho Fiscal"), installed in 2002, has three members and holds quarterly meetings.

During 2003, Iochpe-Maxion and its subsidiaries hired PriceWaterhouseCoopers Auditores Independentes, providers of independent audit services, for rendering tax, fiscal and business consulting services. The fees paid for these services amounted to R$ 9,300.00 and represented 2.6% of the fees paid for independent audit services. Iochpe-Maxion in discussion with its independent auditors concluded that the aforesaid services did not affect the independence and objectivity of the latter due to the scope definition and to the procedures that were carried out. Iochpe-Maxion follows the policy of abiding the regulations that define the restrictions to the services of independent auditors.

Social Report

At the end of 2003, Iochpe-Maxion and its subsidiaries were employing 4,267 people, a year-on-year increase of 27%, the result of higher sales. With the purpose of upgrading the skills of its employees, throughout 2003 Iochpe-Maxion allocated R$ 971 thousand to training programs, involving 3,689 participants and 251,948 hours.

Wealth and Benefits

In the course of the 2003, Iochpe-Maxion and its subsidiaries allocated R$ 5.9 million to the maintenance and enhancement of a wide range of benefits, such as meals, transport and medical care, with the latter extended to dependents. Safety and information programs, focused on setting suitable standards of operational conduct, also received investments of R$ 1.6 million during the year. Another R$ 349 thousand was used to sustain a group life insurance program, which today has more than ten thousand participants.

Iochpe-Maxion and its subsidiaries pressed ahead with their PRO – Operational Results Program, which rewards sound initiatives and worker commitment to annual operational targets. In 2003 PRO distributed R$ 3.2 million.

Wealth generated by Iochpe-Maxion and its subsidiaries in 2003 totaled R$ 116.2 million, with R$ 50.8 million in wages and R$ 65.4 million in taxes and contributions.

Social Commitment

Iochpe-Maxion was one of the first companies to spread the idea of social responsibility and to involve itself in projects that contribute to the creation of a more cohesive community, and to maximize the efficiency of social inclusion programs. The best example of such commitment is the support offered to Fundação Iochpe, which was set up in 1989 with the essential purpose of coordinating initiatives aimed at social development through building bridges of mutual responsibility. Along the years, through its work in setting up partnerships with both public and private entities and the voluntary work conducted by employees and teachers, Fundação Iochpe has been specializing in the development and renewal of third-sector programs, in the areas of education and culture aimed at socially outcast children and teenagers from low-income groups. More than 12,000 people from various states in the federation have benefited from such programs, prominent among which are the following:

- Art in School Project
The objective of this project is to implement ongoing education programs for the training of art teachers in public education systems, based on the support of partnerships entered into with universities, museums, foundations and state departments of education. The Art in School Network, a group of 34 education and visual arts centers targeting mainly public schools, annually trains around ten thousand teachers. Since the year 2000 the initiative has received support from the Art in School Institute, a non-profit organization involved in the administration of the Network as well as raising funds for ongoing art education. The Institute's work consists of creating and editing back-up materials for art education. There is also a learning and consulting center as well as an advisory section for cultural institutions assisting them in the preparation of educational activities.

- Formare Project
The objective of this project is to develop the potential of young people from the population's low-income groups and to integrate them into the society as professionals and citizens. The courses are designed and certified by CEFET – Federal Technological Education Center (a department of the Ministry of Education) and taught by company employees, who take the role of voluntary educators. The courses are given at the premises of participating companies. Duration is that of a normal school year, with courses designed in accordance with the chosen specialization and following the principle of developing skills by means of combining theoretical and

Social Report

practical learning. The Formare Project has developed the country's first non-profit social franchise and is reaching increasing numbers of people. At present, the Formare Network is made up of twenty-five companies who finance 43 schools. Out of the 1,430 young people who have already benefited from the Formare Program, about 85% are currently employed, tripling on average their income in the first years of employment, with many even going further to an university education.

- PISP

PISP, or Parity Social Investment Program, encourages and guides the employees of Iochpe-Maxion and its subsidiaries in the pursuit of voluntary work for the benefit of the community and social institutions. Coordinated by committees, employees choose the institution where they wish to impart their expertise, thereby contributing towards its long-term viability. Since its initiation in 1994, PISP has directly benefited 16 institutions, accounting for a total of 70 thousand people. In the last three years the company has encouraged individuals to donate part of their personal income tax to funds destined to the rights of children and teens living in Cruzeiro. In this town the Volunteer Center has been created by the community and receives technical assistance from Fundação Iochpe.

- Iochpe Memory

Divided into a series of initiatives, the aim of this project is to rescue 85 years of company life, preserving the details of the company history initiated in Rio Grande do Sul and registering the contribution made by the company in developing the communities where its plants have been located. One of such initiatives was the creation and maintenance of the Amsted Maxion Museum collection, which preserves the memory of the railway in São Paulo's Vale do Paraíba region. Another highlight was the financing of the restoration of the old Cruzeiro roundhouse, which was turned into the Rotunda Cultural Center in 1995. In the same city Iochpe-Maxion, with the assistance of Fundação Iochpe consultants, set up a permanent photographical exhibition dedicated to the history of the train in our country. Another highlight was the company's role as intermediary in securing the donation of diesel-powered motors for the Motor Museum, belonging to the Federal University of Rio Grande do Sul in Porto Alegre.







Corporate Information

Investor Relations

Iochpe-Maxion S.A.
Rua Luigi Galvani, 146 - 13th floor
04575-020 - São Paulo, SP
Tel.: (55) (11) 5508-3800 - Fax: 55 (11) 5506-7353
Marcio Fenelon
e-mail: fenelon@iochpe.com.br
site: www.iochpe-maxion.com.br

Shareholder Service

Banco Bradesco S.A.
Departamento de Ações e Custódia
Cidade de Deus - Prédio Amarelo - 2th floor
06029-900 - Osasco, SP
All branches of Banco Bradesco S.A. are equipped to attend Iochpe-Maxion shareholders.

Level One ADRs – ticker symbol: IOCJY

Iochpe-Maxion's ADRs are traded in the United States OTC market. Each ADR is equivalent to 25 non-voting shares.
Custodian Bank
The Bank of New York
620 Avenue of the Americas – 6th floor
New York, NY 10011

Trading on the Stock Exchange

Iochpe-Maxion shares are traded on the São Paulo Stock Exchange (Bovespa) (ticker symbol: MYPK3 – common shares, and MYPK4 – non-voting shares)

Executive Officers

Dan Ioschpe - Chief Executive Officer
Oscar A. Fontoura Becker - Chief Financial Officer and Investor Relations Director

Managing Directors – Subsidiaries and Joint Ventures

Maxion Componentes Estruturais Ltda.
- Armando Ulbricht Jr.

Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.
- José Antônio Correia Rodrigues

Maxion Componentes Automotivos S.A.
- Marcos Luchese

The Board of Directors

Members
Ivoncy Brochmann Ioschpe - Chairman
Caio Marcio de Ávila Martins Pinhão - Member
Cassiano Ricardo Scarpelli - Member
Clayton Crystallino da Rocha - Member
Daniel Ioschpe - Member
Geraldo Hess - Member
Iboty Brochmann Ioschpe - Member
Mauro Litwin Iochpe - Member

Alternate Members
João Carlos Silveiro
José Wellington M. Araújo
João Carlos Zani
Haroldo Fialho Prates
Gustavo B. Ioschpe
Mauro Knijnik
Moacir Kwitko
Leandro Kolodny

Audit Board ("Conselho Fiscal")

Members
Ademar Bratz - Member
Alexandre Oliveira Toledo - Member
Maurício Diácoli - Member

Alternate Members
Angélica Flessas
Flavio Stamm
Oswaldo T. Fernandes

Addresses

Iochpe-Maxion S.A.
Rua Luigi Galvani, 146 - 13th floor
04575-020 - São Paulo - SP - Brasil
Tel.: (55) (11) 5508-3800 - Fax: (55) (11) 5506-7353
e-mail: iochpe@iochpe.com.br
site: www.iochpe-maxion.com.br

Maxion Componentes Estruturais Ltda.
Rua Dr. Othon Barcellos, 83
12700-000 - Cruzeiro - SP - Brasil
Tel.: (55) (12) 3184-1000 - Fax: (55) (12) 540-1185
e-mail: vendas@maxioncr.com.br
site: www.maxioncr.com.br

Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.
Rua Dr. Othon Barcellos, 77
12700-000 - Cruzeiro - SP - Brasil
Tel.: (55) (12) 3184-1000 - Fax: (55) (12) 540-1185
e-mail: am@amsted-maxion.com.br
site: www.amsted-maxion.com.br

Maxion Componentes Automotivos S.A.
Rua Haeckel Ben Hur Salvador, 100
32341-000 - Contagem - MG - Brasil
Tel.: (55) (31) 2191-1500 - Fax: (55) (31) 2191-1690
e-mail: maxioncomp@maxion.ind.br
site: www.maxion.ind.br



IOCHPE-MAXION

Annual Report 2002

Maxion Componentes Estruturais Ltda

Maxion Componentes Automotivos S.A.

Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.















MAXION


Iochpe-Maxion: Company Overview











Iochpe-Maxion S.A. is a holding company controlling three companies in the auto parts and railroad equipment industries, all of which are leaders in their respective markets, combining technology, manufacturing capabilities, quality and a thorough knowledge of the markets in which they operate:


Iochpe-Maxion S.A.
99.9%
98.1%
50%
Maxion Componentes Estruturais Ltda.
Maxion Componentes Automotivos S.A.
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.

In September 2002, Iochpe-Maxion finalized the sale of its stake in Maxion Nacam Ltda., a manufacturer of steering columns, to ZF Sistemas de Direção Ltda. This sale complements Iochpe-Maxion's business portfolio strategy, which aims at concentrating on businesses with a higher growth potential and better operational performance.

Subsidiaries:

Maxion Componentes Estruturais Ltda. is located in the town of Cruzeiro, in the State of São Paulo, and has a workforce of 1,838 people. The company specializes in the manufacture and sale of complete chassis, side rails and cross-members for trucks, buses and light commercial vehicles, as well as steel wheels for trucks, buses and tractors.



Technology, manufacturing capability, market expertise. Iochpe-Maxion's trade marks.



Maxion Componentes Automotivos S.A. is headquartered in Contagem, a city in the State of Minas Gerais, and has a workforce of 869 people. It specializes in the manufacture and sale of window-raiser mechanisms, door locks, door handles, lock cylinders and keys, latches, pedal sets, hand-brake levers, jacks, and water and oil pumps for cars, light commercial vehicles and trucks.



Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. is located in Cruzeiro, in the State of São Paulo, and has a workforce of 1,252 people. This company is a joint-venture between Iochpe-Maxion and Amsted Industries and specializes in the manufacture and sale of freight railroad cars, railroad and industrial castings as well as railroad wheels.



Iochpe-Maxion controlling shareholders:

Iochpe Maxion has been a public company since 1984, with its shares traded on the São Paulo Stock Exchange (Bovespa) and by means of ADRs in the North American market. Its control is divided among Iochpe, Bradesco Bank and BNDESpar, all of which are represented on the Board of Directors. In addition the company has another 5,000 shareholders, as shown in the table below:



Shareholder	Common stock	Preferred stock	Total
Companhia Iochpe and family members	56.3%	3.9%	22.0%
BNDES Participações S.A.	19.4%	52.0%	40.7%
Bradesco Previdência e Seguros S.A.	18.8%	7.5%	11.4%
Fundo de Participação Social - FPS	2.3%	10.2%	7.5%
Other shareholders	3.2%	26.4%	18.4%

Strategic View

Iochpe-Maxion made important strides in 2002, within the guidelines that were laid down for its growth. Without significantly changing the debt profile or jeopardizing its capital structure, which resulted from the restructuring process that took place between 1998 and 2001, the company, in 2002 was once again heading for growth. Accordingly, in the course of 2002, prominent achievements were synergy-driven acquisitions, the securing of new contracts in the domestic market, and the maintenance of dollar amounts of exports, even in the face of a faltering Argentine market.

Iochpe-Maxion invested R$24.8 million in two relevant acquisitions: the assets for the production of wheels for agricultural machinery and off-road vehicles, purchased from Borlem and integrated into Maxion Componentes Estruturais, and the assets for the production of hand-brake levers, jacks and pedal sets for passenger cars purchased from Batz and integrated into Maxion Componentes Automotivos. Together, both acquisitions in 2002 already accounted for net sales of R$23.5 million, starting from the beginning of operations during the second quarter.

In the course of 2002, Iochpe-Maxion sold its stake in Maxion Nacam, a producer of steering columns, to ZF Sistemas de Direção Ltda. This sale follows the company's business portfolio strategy, which focuses on businesses with growth prospects and which are capable of reaching good levels of operational performance. Maxion Nacam accounted for around 4% of Iochpe-Maxion's total consolidated sales.

The securing of new contracts in the course of 2002, presents good prospects for 2003. Within the domestic market the new contracts are expected to generate a further R$130 million in annual consolidated sales. At Maxion Componentes Automotivos there were two highlights: the supply of window-raiser mechanisms for the new Ford Fiesta and a hi-tech key, lock cylinder and door handle system for the Volkswagen Gol. At Maxion Componentes Estruturais stood out the contract for supplying DaimlerChrysler with light stamping parts, opening the way for the company's entrance into a new segment of the market. At Amsted-Maxion stood out the agreement to supply railroad freight cars to Companhia Vale do Rio Doce, a deal which will account for around R$90 million in consolidated sales for Iochpe-Maxion.

In the international market the prospects also look good with Maxion Componentes Estruturais continuing to increase its exports of road wheels to the North American market. In terms of consolidated net sales, the export contracts negotiated during 2002 are expected to generate additional annual sales of around US$4.3 million as from 2003.

Strategic plan: businesses acquisition, new contracts and maintenance of the exports volume.





Maxion Componentes Estruturais Ltda.









In a year of economic turbulence and shrinking demand in the domestic market, mainly in the segments of trucks and light commercial vehicles, which fell by 11.6% and 16.8% respectively, sales by Maxion Componentes Estruturais totaled R$240.7 million, representing a year-on-year increase of 16%. This growth, which is very positive when analyzed within the prevailing harsh environment afflicting the industries in which the company operates, was the result of three factors: the securing of new contracts, the 17.3% growth in national production of agricultural machinery, which was a driving force for the sales of wheels, and finally, exports. Favored by the sharp local currency devaluation, which lasted for most of 2002, Maxion Componentes Estruturais exported products totaling R$52.1 million, or 21.7% of its sales. Sales resulting from the new contracts related to the acquisition of the assets for the production of wheels for agricultural machinery and off-road vehicles reached a total of R$16.7 million.

In the steel wheels segment, a combination of technological excellence, manufacturing capabilities and a streamlined cost structure enabled the company in 2002 to reaffirm its leadership position in the field of steel wheels for trucks, buses and agricultural machinery. Sales reached R$113.6 million, an increase of 36.5% over the previous year.

In the chassis segment, the company held on to its leadership in the truck, bus and light commercial vehicle segments. Sales totaled R$127.1 million, registering only a slight year-on-year increase of 2.3%, owing to a decline in the domestic production of trucks, buses and utility vehicles.

New contracts obtained during 2002, allows to forecast an increase in business for Maxion Componentes Estruturais in 2003, owing to the generation of additional annual sales of about R$35 million. The highlights among the new contracts are the supply of wheels for Accuride, of the United States, and Gianetti, of Italy, as well as the supply of light stamping parts for DaimlerChrysler in Brazil.

Maxion Componentes Automotivos S.A.





Maxion Componentes Automotivos specializes in the manufacture of components mainly for passenger and light commercial vehicles, especially window-raiser mechanisms, door locks, hand-brake levers, hinges, straps, door handles, lock cylinders and keys, pedal assemblies, jacks, and water and oil pumps. Window-raiser mechanisms account for 45.3% of total sales, a number which places the company in the forefront of this segment with a 41% share of the domestic market. Maxion Componentes Automotivos is also leader in the hand-brake lever segment with a 42% market share.

The company own technology, coupled with expertise acquired by means of its international partnerships, as well as a manufacturing capability and versatility, guarantee the company a consistent and comprehensive customer portfolio, which features important names like Fiat, Ford, General Motors, Volkswagen, DaimlerChrysler, Volvo, Scania and Iveco, among other representatives of the world automotive industry.

In 2002, the company kept its firm effort to reduce costs and operating expenses, also through the nationalization of items which were previously imported, as a way of dealing with the sharp rise in production costs driven by the local currency devaluation and the subsequent domestic inflation, a scenario that coincided with a 1.6% fall in the local production of passenger cars and light commercial vehicles.

On a different front, throughout the year, Maxion Componentes Automotivos integrated into its industrial facilities the assets acquired from Batz for the manufacture of pedal sets, jacks and hand-brake levers. This acquisition contributed, from as early as the second quarter of 2002, with sales totaling R$6.8 million, mainly to General Motors and Volkswagen.

The constant investments in quality, new production processes and technology allowed the company in 2002 to secure an important contract to supply a door handle, lock cylinders and keys system with an innovative technology to Volkswagen. This contract is expected to generate an additional R$5.0 million in revenues, starting from 2003.

Total sales for Maxion Componentes Automotivos amounted to R$98.1 million in 2002, a figure representing a year-on-year increase of 4.8% and one which corresponds to 24% of Iochpe-Maxion's total turnover.









Iochpe-Maxion S.A and subsidiaries

Financial statements
December 31, 2004 and 2003

(A translation of the original report in Portuguese as published in Brazil containing financial statements prepared in accordance with accounting practices adopted in Brazil)



Iochpe-Maxion S.A. and subsidiaries

Publicly-held company

Financial statements

December 31, 2004 and 2003

Contents

Management's report	3 - 9
Independent auditors' report	10 - 11
Balance sheets	12
Statements of income	13
Statements of changes in shareholders' equity	14
Statements of changes in financial position	15
Statements of cash flows - indirect method	16
Statements of added value	17
Notes to the financial statements	18 - 42

Management report

Iochpe-Maxion and its subsidiaries had a good performance in a year marked by a strong upswing in demand in its market segments. Consolidated net sales reached R$1.1 billion, a 62.6% rise over the previous year.

Confronted by strong cost increases, especially in raw materials, the company managed to preserve its operating margins, due to the higher sales volume in relation to the remaining indirect costs. Gross profit reached R$227.5 million, a 66.6% increase from the previous year; earnings before interest and taxes (EBIT) amounted to R$126.7 million, a 120.4% increase, while earnings before interest, taxes, depreciation and amortization (EBITDA) were R$155.5 million, a 73.9% growth.

Net income was R$50.8 million, compared with the R$5.1 million loss experienced in 2003. Determining factors behind the 2004 results were economies of scale derived from substantial sales growth and a reduction in the effective income tax and social-contribution rates to a more reasonable level (see explanation in the "Income Tax and Social Contribution" section).

Domestic market

Vehicle production in Brazil experienced growth in every segment, mostly in trucks and light commercial vehicles, which benefited from higher export volumes.

In thousand units, except variation

Segment	**Brazilian production**			**Exports**		
	2004	**2003**	**Var 04/03 (%)**	**2004**	**2003**	**Var 04/03 (%)**
Passenger Cars	1,754.6	1,505.0	16.6%	493.8	440.3	12.1%
Light Commercial vehicles	315.6	216.1	46.0%	110.3	72.3	52.5%
Trucks	106.9	78.9	35.5%	25.3	12.8	97.5%
Buses	28.7	27.0	6.5%	12.9	9.3	38.8%
Total Vehicles	2,205.9	1,827.0	20.7%	642.3	534.7	20.1%
Agricultural Machinery	66.9	58.8	13.8%	31.0	21.4	44.7%

Source: Anfavea

The railroad sector also enjoyed solid growth, driven by rising demand for freight cars. The table below summarizes the demand of the Brazilian railroad market in 2003 and 2004.

Segment	**2004**	**2003**	**Var 04/03 (%)**
Freight cars (units)	5,642	2,399	135.2%
Railroad castings (tons)	3,386	2,288	48.0%
Railroad wheels (units)	41,595	49,550	(16.1%)

Source: Amsted Maxion estimates

Management report

Iochpe-Maxion and its subsidiaries had a good performance in a year marked by a strong upswing in demand in its market segments. Consolidated net sales reached R$1.1 billion, a 62.6% rise over the previous year.

Confronted by strong cost increases, especially in raw materials, the company managed to preserve its operating margins, due to the higher sales volume in relation to the remaining indirect costs. Gross profit reached R$227.5 million, a 66.6% increase from the previous year; earnings before interest and taxes (EBIT) amounted to R$126.7 million, a 120.4% increase, while earnings before interest, taxes, depreciation and amortization (EBITDA) were R$155.5 million, a 73.9% growth.

Net income was R$50.8 million, compared with the R$5.1 million loss experienced in 2003. Determining factors behind the 2004 results were economies of scale derived from substantial sales growth and a reduction in the effective income tax and social-contribution rates to a more reasonable level (see explanation in the "Income Tax and Social Contribution" section).

Domestic market

Vehicle production in Brazil experienced growth in every segment, mostly in trucks and light commercial vehicles, which benefited from higher export volumes.

In thousand units, except variation

Segment	Brazilian production			Exports		
	2004	2003	Var 04/03 (%)	2004	2003	Var 04/03 (%)
Passenger Cars	1,754.6	1,505.0	16.6%	493.8	440.3	12.1%
Light Commercial vehicles	315.6	216.1	46.0%	110.3	72.3	52.5%
Trucks	106.9	78.9	35.5%	25.3	12.8	97.5%
Buses	28.7	27.0	6.5%	12.9	9.3	38.8%
Total Vehicles	2,205.9	1,827.0	20.7%	642.3	534.7	20.1%
Agricultural Machinery	66.9	58.8	13.8%	31.0	21.4	44.7%

Source: Anfavea

The railroad sector also enjoyed solid growth, driven by rising demand for freight cars. The table below summarizes the demand of the Brazilian railroad market in 2003 and 2004.

Segment	2004	2003	Var 04/03 (%)
Freight cars (units)	5,642	2,399	135.2%
Railroad castings (tons)	3,386	2,288	48.0%
Railroad wheels (units)	41,595	49,550	(16.1%)

Source: Amsted Maxion estimates

Export markets

Consolidated export sales amounted to US$47.3 million in 2004 or R$144.1 million, a growth of 42% in Dollars or 43% in Reais, when compared to the previous year. The main destinations of the consolidated export value were: USA with 52%; Latin America with 18%; Canada with 11%; Africa/Middle East with 7% and Europe, also with 7%. The product breakdown of the consolidated export value was: vehicle wheels with 52%; railroad equipment with 32%; and chassis with 16%.

Net sales

The table below presents net sales by company/division, in the domestic and export markets.

Company / Division	Market	2004	2003	Var 04/03 (%)
Maxion Sistemas Automotivos - Wheels and Chassis Division	Domestic	526.9	323.8	62.7%
	Export	99.5	73.5	35.4%
	Total	626.4	397.3	57.7%
Maxion Sistemas Automotivos - Automotive Components Division	Domestic	148.9	113.9	30.7%
	Export	0.6	0.4	50.0%
	Total	149.5	114.3	30.8%
Amsted-Maxion Fundição e Equipamentos Ferroviários	Domestic	557.4	274.5	103.1%
	Export	88.1	53.6	64.4%
	Total	645.5	328.1	96.7%
(-) Consolidation adjustment: 50% of Amsted-Maxion Fundição e Equipamentos Ferroviários	Domestic	(278.7)	(137.2)	
	Export	(44.1)	(26.8)	
	Total	(322.8)	(164.0)	
	Domestic	954.5	575.0	66.0%
Iochpe-Maxion - consolidated	Export	144.1	100.7	43.1%
	Total	1,098.6	675.7	62.6%

Subsidiaries and joint venture

Restructuring

At the end of June 2004, Iochpe-Maxion deployed corporate and operational restructuring involving its subsidiaries Maxion Componentes Estruturais and Maxion Componentes Automotivos, aiming at achieving administrative simplification and additional synergies.

As a result of this restructuring, since August 2004, Maxion Componentes Automotivos has absorbed the operations of Maxion Componentes Estruturais, changing its name to Maxion Sistemas Automotivos and conducting its operations through two divisions, the Wheel and Chassis Division, which manufactures wheels, chassis and stamped parts for buses, trucks, light commercial vehicles and agricultural machinery; and the Automotive Component Division, which produces auto parts for passenger cars.

This restructuring required a goodwill write-off in the third quarter of 2004, which was associated with the original incorporation of Maxion Componentes Automotivos, while at the same time, deferred income tax related to the net loss of Maxion Componentes Automotivos was recorded. The goodwill write-off represented a non-operating expense, while the deferred income tax was recorded in the income and social contribution line.

The chart below shows the new corporate structure.



Iochpe-Maxion S.A.
Maxion Componentes Estruturais Ltda.
99.9%
50%
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.
93.7%
6.2%
Maxion Sistemas Automotivos Ltda.
Wheels and Chassis Division
Automotive Components Division

Maxion Sistemas Automotivos Ltda. - Wheels and Chassis Division

In the Wheels and Chassis Division, dedicated mostly to the truck, bus, light commercial vehicle and agricultural machinery segments, the year was marked by strong sales growth, due to an upswing in Brazilian vehicle production (see details in the "Domestic Market" section).

Net sales in the Chassis segment reached R$325.1 million, a growth of 58.7% over 2003; while the Wheels segment had net sales of R$301.3 million, an increase of 56.6% in comparison to the previous year.

Exports in this Division accounted for 16% of total net sales and represented a 35% rise over the previous year in Reais, or 32% in Dollars, driven by wheel exports to the North American market.

Maxion Sistemas Automotivos Ltda. - Automotive Components Division

The Automotive Components Division manufactures locks, latches, door handles, keys and cylinders, handbrake levers, hinges, straps, pedal sets, water and oil pumps, and jacks, mainly for passenger cars. This division leads the domestic handbrake lever market with a 42% share.

Rising costs in raw materials and wages, which could not be absorbed or passed on to product prices along the year, once again did not permit the achievement of adequate margins in this business.

On September 10, 2004, the Division contracted the sale of its assets related to the window winder mechanism business to Brose do Brasil Ltda., a subsidiary of Brose International GmbH, for R$17.8 million. The window winder mechanism business represented 50% of the division's net sales and 7% of the consolidated net sales in 2004.

Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.

Amsted-Maxion Fundição e Equipamentos Ferroviários S.A., the leading Brazilian producer of railroad freight cars, railroad wheels and railroad and industrial castings, is a joint venture between Iochpe-Maxion and Amsted Industries, a US company that is the world leader in the manufacture of railroad wheels and railroad castings.

A strong demand for railroad freight cars marked 2004. Within such scenario, freight car sales reached 4,225 units, a 108% increase over the previous year. Such growth was feasible due to the operation throughout the year of two additional plants in the state of São Paulo, one in Osasco and the other in Hortolândia.

Amsted Maxion's freight car orders remain strong, with contracts for the supply of 6,933 cars, of which 5,557 are to be delivered in 2005 and 1,376 in 2006, representing sales of R$1.071 billion.

Comments on results

Net sales

Consolidated net sales reached R$1,098.6 million in 2004, a 62.6% increase over the previous year. This performance follows growth in all the company's market segments in the domestic market, especially railroad equipment and truck and light commercial vehicles, as well as rising export sales.

Gross profit

Gross profit was R$227.5 million in 2004, or 20.7% of net sales (20.2% in 2003). This half percentage point growth in gross profit was the balance of better absorption of indirect production costs, due to strong growth in sales volume and the negative effects of steep rises in raw-material costs, not completely passed on to prices.

Operating expenses

Selling expenses in 2004 amounted to R$55.3 million, or 5.0% of net sales (6.5% in 2003), representing an increase of 25.5% in Reais in contrast with the previous year. Such increase is a result of higher variable selling expenses, especially freights, commissions and royalties, all of which accounted for 87% of selling expenses in 2004.

Administrative expenses totaled R$38.9 million, or 3.5% of net sales (4.9% in 2003), a growth of 16.6% in Reais. Such growth is a consequence of salary increases, as salaries represent 43% of these expenses.

Other operational expenses amounted to R$6.6 million in 2004, compared to the R$1.6 million recorded in 2003, mostly due to the complementation of a provision for tax litigation.

Earnings Before Interest and Taxes (EBIT)

EBIT was R$126.7 million, a 120.4% increase over the previous year, or 11.5% of net sales, compared with 8.5% in 2003 (see explanation in the "Gross Profit" and "Operating Expenses" sections).

Net financial expenses

Net financial expenses totaled R$32.6 million in 2004 (R$38.1 million in 2003), positively influenced by the effect of the appreciation of the Real, which amounted to R$3.3 million (a positive effect of R$4.0 million in 2003) and also from a lower average funding cost; while negatively impacted by the increase of the average debt in this period (see the "Liquidity and Debt" section for the reasons of such increase).

Non-operating result

In 2004, the non-operating result was a negative R$20.6 million (1.9% of net sales), against a negative R$5.8 million in 2003 (0.9% of net sales). The main component was the R$10.7 million goodwill write-off at Maxion Sistemas Automotivos during the third quarter, due to the corporate and operational restructuring (see explanation in the "Restructuring" section). Other important items were adjustments in assets and expenses of discontinued businesses.

Income and social contribution taxes

Income and social contribution taxes totaled R$22.7 million in 2004 (R$18.6 million in 2003), for earnings before income tax of R$73.6 million (R$13.5 million in 2003). As a result of the corporate and operational restructuring, the company recorded R$13.6 million as deferred income and social contribution taxes during the third quarter (see explanation in the "Restructuring" section).

Net income

Net income reached R$50.8 million in 2004, against a R$5.1 million loss in 2003; mostly driven by the growth of consolidated net sales, cost control, and the corporate and operational restructuring.

EBITDA

EBITDA Conciliation	**in millions of R$**
Operating Result after Net Financial Expenses	94.1
(+) Net Financial Expenses	32.6
(+) Depreciation	23.1
(+) Amortization	5.7
(=) EBITDA	155.5

EBITDA grew 73.9% in 2004, in comparison to the previous year, reaching R$155.5 million. This figure stood at 14.2% of net sales, higher than the 13.2% recorded in 2003 (see explanations in the "Gross Profit" and "Operating Expenses " sections).

Working capital

In 2004, working capital increased R$40.2 million, due to increases of R$58.3 million in accounts receivable, R$76.8 million in inventories, and R$13.1 million in other accounts receivable, following solid growth in sales. Partially offsetting the increase in assets, there were also increases in accounts payable (suppliers, customer credits and others) amounting to R$105.0 million.

Capital expenditure

Capital expenditure totaled R$46.8 million in 2004 (R$41.2 million in 2003), which was allocated to new product development, plant upgrading, and production capacity expansion of vehicle wheels, castings and railroad freight cars.

Liquidity and debt

Cash and marketable securities at the end of 2004 totaled R$73.9 million, all recorded as short term. Dollar denominated cash and marketable securities represented approximately 4% of the total amount at this date.

Consolidated bank gross debt at the end of 2004 was R$175.8 million, with R$116.8 million as short term and R$59.0 million recorded as long term. The main indexes of this debt were the Dollar, accounting for 32% of the total amount; followed by the CDI (local interbank rate), with 26%; TJLP (local long term investment rate), with 23%; INPC (local inflation index), with 16%; and, IGPM (local inflation index), with 3%. Once all Dollar denominated assets and liabilities are consolidated, net foreign exchange exposure amounted to a liability position of US$11.4 million at the end of 2004.

The net consolidated bank debt went from R$115.0 million in December 2003 to R$101.9 million in December 2004. The ratio between this figure and EBITDA stood at 0.6 in 2004, below the 1.3 ratio of 2003. The net consolidated bank debt at the end of 2004, was favorably impacted by R$43.0 million (as opposed to R$2.2 million at the end of 2003) of prepayments pertaining to railroad freight car sales contracts to be delivered in the following year. If these prepayments were not considered, there would be a R$27.7 million increase in the consolidated net bank debt in 2004 (see explanations for this growth in the "Net Financial Expenses", "Non-Operating Result", "EBITDA", "Working Capital" and "Capital Expenditure" sections).

As a subsequent event, in January 2004 Iochpe-Maxion fully redeemed in advance its fourth and only outstanding debenture issue, amounting to R$28.2 million.

Capital market

In 2004 Iochpe-Maxion recorded a substantial growth in the average daily amount traded on the São Paulo stock exchange (Bovespa: MYPK3 and MYPK4), which reached R$416.2 thousand (growth of 783% over 2003) and in the average daily number of trades, which reached 23 deals (a 326% rise over 2003). The percentage of non-controlling shareholders (free-float) also increased from 19.8% at the end of 2003 to 25.3% at the end of 2004.

Non-voting shares at year end traded at R$297.99 per thousand shares, which meant a 259% appreciation in 2004, while the common shares jumped 302%, ending the year at R$ 245.00 per thousand shares, both among the highest appreciations of the Bovespa-listed companies, amounting to a market cap of R$ 744.3 millions. In December 31, 2004, Iochpe-Maxion's book value per thousand shares was R$69.97.

Management will propose to the Iochpe-Maxion Ordinary Shareholders General Meeting the distribution of dividends amounting to R$16.1 million, or R$5.683938781 per thousand common shares and R$6.252332659 per thousand non-voting shares, a 2.3% and 2.1% yield, respectively, based on share price at the end of 2004. According to the company's by-laws, dividends are calculated as 37.0% of the net profit (less accumulated losses from previous years), with an additional 10% for non-voting shares. At the end of 2003, Iochpe-Maxion had accumulated losses of R$9.9 million.

In compliance with CVM (Brazilian SEC) Instruction no. 381, we inform that during 2004, Iochpe-Maxion and its subsidiaries hired services not related to the external auditing amounting to R$ 36 thousand in courses and tax consulting. In discussion with its independent auditors, Iochpe-Maxion concluded that the aforesaid services did not affect the independence and objectivity of the latter due to the scope and the procedures that were carried out. Iochpe-Maxion has adopted the policy of abiding by the regulations that define the restrictions to the services of independent auditors.

The Iochpe-Maxion investor relations website www.iochpe-maxion.com.br contains complete information about the company, including financial statements, presentations and releases.

Iochpe-Maxion's Management thanks its shareholders, clients, suppliers and employees for the essential support and confidence that drives the Company forward to achieve constant improvements in its results.

Management



KPMG Auditores Independentes
R. Dr. Renato Paes de Barros, 33
04530-904 - São Paulo, SP - Brasil
Caixa Postal / *P.O.Box* 2467
01060-970 - São Paulo, SP - Brasil

Central Tel 55 (11) 3067-3000
Fax National 55 (11) 3079-3752
International 55 (11) 3079-2916
Internet www.kpmg.com.br

Independent auditors' report

To
The Board of Directors and Shareholders
Iochpe-Maxion S.A.
São Paulo - SP

1. We have examined the accompanying balance sheet of Iochpe-Maxion S.A and the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2004 and the related statements of income, changes in shareholders' equity and changes in financial position for the year then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements. The audit of the financial statements of the subsidiary Iochpe Holdings, LLC as of December 31, 2004, was conducted by other independent auditors, and our opinion, insofar as it relates to the amount of this investment and the result of this subsidiary, in the amounts of R$ 49,164 thousand and R$ 4,128 thousand, respectively, is based solely on the unqualified report of the other independent auditors.

2. Our examination was conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balance, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3. In our opinion and on the report of the other independent auditors related to the subsidiary Iochpe Holdings, LLC, the aforementioned financial statements present fairly, in all material respects, the financial position of Iochpe-Maxion S.A and the consolidated financial position of the Company and its subsidiaries as of December 31, 2004, and the results of its operations, changes in its shareholders' equity and changes in its financial position for the year then ended, in conformity with accounting practices adopted in Brazil.

4. Our examination was performed with the objective of expressing an opinion on the financial statements taken as a whole, as of December 31, 2004. The statements of cash flows and added value are supplementary to the aforementioned financial statements, and have been presented, for the first time, voluntarily by the Company and its subsidiaries to users of the financial statements for possible additional analysis. This supplementary information was subject to the same audit procedures applied to the aforementioned financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements taken as a whole.



5. The financial statements of Iochpe-Maxion S.A. and Iochpe-Maxion S.A. and its subsidiaries, as of December 31, 2003, were audited by other independent auditors, who issued an unqualified opinion dated January 23, 2004.

January 24, 2005

KPMG Auditores Independentes
CRC 2SP014428/O-6

Roberto Vilela Resende
Accountant CRC 1MG047618/O-5-T-SP

Iochpe-Maxion S.A. and subsidiaries

Publicly-held Company

Balance sheets

December 31, 2004 and 2003

(In thousands of Reais)

	Parent Company		Consolidated	
Assets	**2004**	**2003**	**2004**	**2003**
Current assets				
Cash and cash equivalents	14,812	4,745	73,926	12,653
Trade accounts receivable	-	-	122,538	64,262
Inventories	-	-	149,353	76,522
Interest on equity reserves and dividends receivable	13,584	-	-	-
Tax recoverable	1,091	5,814	18,779	13,201
Other accounts receivable	249	149	11,261	6,721
Deferred income and social contribution taxes	-	-	10,120	11,712
Prepaid expenses	-	-	1,679	2,326
	29,736	10,708	387,656	187,397
Noncurrent assets				
Related parties	47,048	75,288	-	436
Trade accounts receivable	-	-	5,220	5,497
Tax recoverable	918	762	16,755	5,739
Deferred income and social contribution taxes	-	23,600	40,090	42,959
Compulsory and judicial deposits	1,858	6,967	5,243	11,158
Cash and cash equivalents	-	-	-	3,736
	49,824	106,617	67,308	69,525
Permanent assets				
Investments	219,343	156,910	265	8,431
Property, plant and equipment	406	424	171,812	150,612
Deferred charges	-	-	4,171	15,234
	219,749	157,334	176,248	174,277
Minority interest				
	299,309	274,659	631,212	431,199

	Parent Company		Consolidated	
Liabilities, minority interest and shareholders' equity	**2004**	**2003**	**2004**	**2003**
Current liabilities				
Loans and financing	- -	-	88,712	73,293
Debentures	28,134	21,595	28,134	21,595
Accounts payable to suppliers	-	-	68,305	37,733
Taxes payable	38	22	13,268	2,426
Salaries and vacation pay	327	342	25,931	16,253
Related parties	50,263	50,187	-	-
Other accounts payable	1,650	340	12,081	19,521
Advance to customers	-	-	67,483	6,090
Proposed dividends	16,118	-	16,118	-
Tax recovery program (REFIS)	-	-	11,107	2,013
Provison for negative equity	6,880	8,242	-	-
Provision for contingencies	9,358	12,148	13,759	12,840
	112,768	92,876	344,898	191,764
Noncurrent liabilities				
Loans and financing	-	-	58,983	11,609
Debentures	-	24,913	-	24,913
Other accounts payable	-	-	2,746	3,695
Tax recovery program (REFIS)	-	-	153	14,276
Provision for contingencies	308	5,345	38,032	33,258
	308	30,258	99,914	87,751
Minority interest	-	-	167	159
Shareholders' equity				
Capital	161,463	161,463	161,463	161,463
Profit reserves	24,770	-	24,770	-
Accumulated losses	-	(9,938)	-	(9,938)
	186,233	151,525	186,233	151,525
	299,309	274,659	631,212	431,199

See the accompanying notes to the financial statements.

Iochpe-Maxion S.A. and subsidiaries

Publicly-held Company

Statements of income

Years ended December 31, 2004 and 2003

(In thousands of Reais)

	Parent Company		Consolidated	
	2004	**2003**	**2004**	**2003**
Revenues				
Sales of goods and services rendered	-	-	1,315,664	759,938
Deductions				
Sales taxes	-	-	(198,168)	(73,292)
Returns and discounts	-	-	(18,899)	(10,973)
Net revenues	-	-	1,098,597	675,673
Cost of goods sold and services rendered	-	-	(871,084)	(539,115)
Gross profit	-	-	227,513	136,558
Operating income (expenses)				
Sales	-	-	(55,339)	(44,121)
Administrative and general expenses	(5,514)	(4,208)	(35,256)	(28,455)
Management remuneration	(1,602)	(1,432)	(1,602)	(1,432)
Financial expenses	(11,354)	(14,929)	(39,938)	(57,825)
Financial income	7,530	12,564	7,360	19,684
Equity in income of subsidiaries	96,184	9,992	-	-
Amortization of goodwill	(2,016)	(3,457)	(2,016)	(3,457)
Other operating income (expenses)	848	28	(6,586)	(1,598)
	84,076	(1,442)	(133,377)	(117,204)
Operating income (loss)	84,076	(1,442)	94,136	19,354
Nonoperating result	(9,650)	(2,452)	(20,570)	(5,863)
Net income (loss) before income and social contribution taxes and minority interest	74,426	(3,894)	73,566	13,491
Income and social contribution taxes				
Current	-	24	(15,304)	(13,560)
Deffered	(23,600)	(1,241)	(7,412)	(5,395)
Net income (loss) before minority interest	50,826	(5,111)	50,850	(5,464)
Minority interest	-	-	(24)	353
Net income (loss) for the year	50,826	(5,111)	50,826	(5,111)
Net income (loss) per lot of a thousand shares - R$	19.10	(1.92)		
Number of shares at year-end - in thousand	2,661,615	2,661,615		

See the accompanying notes to the financial statements.

Iochpe-Maxion S.A. and subsidiaries

Publicly-held Company

Statements of changes in shareholders' equity

Years ended December 31, 2004 and 2003

(In thousands of Reais)

		Profit reserves			
	Capital	Legal reserve	Statutory reserve for investments and working capital	(Accumulated losses)/ Retained earnings	Total
Balances at January 1, 2003	161,463	-	-	(4,827)	156,636
Net loss for the year	-	-	-	(5,111)	(5,111)
Balances at December 31, 2003	161,463	-	-	(9,938)	151,525
Net income for the year	-	-	-	50,826	50,826
Distributions:					
Legal reserve	-	2,044	-	(2,044)	-
Statutory reserve for investments and working capital	-	-	22,726	(22,726)	-
Proposed dividends (R$ 5,68 and R$ 6,25 per lot of thousand shares of commom bearer stock and preferred bearer stock, respectively)	-	-	-	(16,118)	(16,118)
Balances at December 31, 2004	161,463	2,044	22,726	-	186,233

See the accompanying notes to the financial statements.

Iochpe-Maxion S.A. and subsidiaries

Publicly-held Company

Statements of changes in financial position

Years ended December 31, 2004 and 2003

(In thousands of Reais)

	Parent Company		Consolidated	
	2004	2003	2004	2003
Sources of funds				
Operations				
Net income (loss) for the year	50,826	(5,111)	50,826	(5,111)
Items not affecting working capital				
Depreciation and amortization	32	48	26,744	28,401
Residual cost on disposal of fixed assets	117	106	24,393	1,079
Deferred income and social contribution taxes - noncurrent	23,600	-	2,869	(5,110)
Equity in net income of subsidiaries	(96,184)	(9,992)	-	-
Amortization of goodwill	2,016	3,457	2,016	3,457
Interest and monetary and exchange variation assets - noncurrent	(4,935)	(12,683)	262	3,995
Interest and monetary and exchange variation liabilities - noncurrent	636	3,547	13,775	18,243
Minority interest	-	-	8	(353)
Resources from (applied in) operations	(23,892)	(20,628)	120,893	44,601
From subsidiaries				
Interest on shareholders' equity and dividends received	16,678	14,756	-	-
Interest on shareholders' equity and dividends receivable	13,584	-	-	-
Receipt of goodwill	26,615	38,004		
Transfer of net assets	7,879	1,797	-	-
Reduction of provision for negative equity	1,362	-	-	-
From third parties				
Increase in noncurrent assets				
Financings	-	-	103,509	10,179
Other accounts payable	-	-	12,292	19,521
Decrease in long-term receivables	6,644	2,158	9,957	4,929
	48,870	36,087	246,651	79,230
Applications of funds				
Noncurrent assets				
Addition	919	80	10,871	2,502
Related parties	2,091	4,452	-	-
Permanent assets				
Investments	-	3,101	-	-
Property, plant and equipment	21	41	54,314	41,207
Deferred charges	-	-	810	1,868
Decrease in long-term liabilities				
Transfer to current liabilities	25,547	20,023	111,823	33,880
Other	5,038	-	5,590	3,361
Proposed dividends	16,118	-	16,118	-
	49,734	27,697	199,526	82,818
(Decrease) increase in working capital	(864)	8,390	47,125	(3,588)
Changes in working capital				
Current assets				
At end of year	29,736	10,708	387,656	187,397
At beginning of year	10,708	5,064	187,397	153,835
	19,028	5,644	200,259	33,562
Current liabilities				
At end of year	112,768	92,876	344,898	191,764
At beginning of year	92,876	95,622	191,764	154,614
	19,892	(2,746)	153,134	37,150
	(864)	8,390	47,125	(3,588)

See the accompanying notes to the financial statements.

Iochpe-Maxion S.A. and subsidiaries

Publicly-held Company

Statements of cash flows - indirect method

Years ended December 31, 2004 and 2003

(In thousands of Reais)

	Parent company		Consolidated	
	2004	**2003**	**2004**	**2003**
Cash flows from operating activities				
Net income (loss) for the year	50,826	(5,111)	50,826	(5,111)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities				
Depreciation and amortization	32	48	26,744	28,401
Deferred income and social contribution taxes - Current and noncurrent	23,600	1,241	7,412	5,395
Amortization of goodwill	2,016	3,457	2,016	3,457
Disposal of fixed assets	117	106	24,393	1,079
Equity in income of subsidiaries	(96,184)	(9,992)	-	-
Interest on shareholders' equity and dividends from subsidiaries				
Received	16,678	14,756	-	-
Receivable	13,584	-	-	-
Changes in assets and liabilities				
Increase in accounts receivable	-	-	(58,276)	(3,397)
Increase in inventories	-	-	(72,831)	(30,893)
Increase in accounts payable	-	-	30,572	7,936
Decrease (increase) in other accounts receivable, taxes and other accounts	24,276	27,315	(13,886)	(9,995)
(Decrease) increase in other accounts payable, provisions and other accounts	(1,143)	(6,155)	98,335	35,847
Increase (decrease) in income and social contribution taxes	-	-	9,426	(95)
Net cash provided by operating activities	33,802	25,665	104,731	32,624
Cash flows from investment activities				
Acquisition of property, plant and equipment	(21)	(41)	(54,314)	(41,207)
Acquisition of investments	-	(3,101)	-	-
Net cash used in investment activities	(21)	(3,142)	(54,314)	(41,207)
Cash flows from financing activities				
Loans	-	-	251,679	212,591
Loan/debenture payments	(23,714)	(24,243)	(222,690)	(207,100)
Interst paid - loans/debentures	-	-	(18,133)	(12,155)
Net cash provided by (used in) financing activities	(23,714)	(24,243)	10,857	(6,664)
Increase (decrease) in cash and cash equivalents	10,067	(1,720)	61,273	(15,247)
At beginning of year	4,745	6,465	12,653	27,900
At end of year	14,812	4,745	73,926	12,653
Increase (decrease) in cash and cash equivalents	10,067	(1,720)	61,273	(15,247)

See the accompanying notes to the financial statements.

Iochpe-Maxion S.A. and subsidiaries

Publicly-held Company

Statements of added value

Years ended December 31, 2004 and 2003

(In thousands of Reais)

	Parent company		Consolidated	
	2004	**2003**	**2004**	**2003**
Income (expenses)				
Sales of goods and services rendered	-	-	1,315,664	759,938
Provision for doubtful accounts - reversal (increase)	-	-	2,777	(1,773)
Nonoperating result	(9,650)	(2,452)	(20,570)	(5,863)
	(9,650)	(2,452)	1,297,871	752,302
Inputs acquired from third parties (including ICMS and IPI Taxes)				
Raw materials consumed	-	-	606,190	363,365
Cost of goods sold and services rendered	-	-	177,160	88,520
Material, power, third party services and other	1,889	2,515	88,410	49,929
	1,889	2,515	871,760	501,814
Gross (reduced) added value	(11,539)	(4,967)	426,111	250,488
Retentions				
Depreciation and amortization	(32)	(48)	(26,744)	(28,401)
Amortization of goodwill	(2,016)	(3,457)	(2,016)	(3,457)
(Reduced) added value (consumed by) produced by the Company and its subsidiaries	(13,587)	(8,472)	397,351	218,630
Transferred added value				
Equity in net income of subsidiaries	96,184	9,992	-	-
Financial income	7,530	12,564	7,360	19,684
	103,714	22,556	7,360	19,684
Added value to be distributed	90,127	14,084	404,711	238,314
Distribution of added value				
Payroll and related charges	2,554	2,299	165,078	105,211
Taxes and contributions	25,394	1,968	149,677	70,673
Interest and rents	11,353	14,928	39,130	67,541
Proposed dividends	16,118	-	16,118	-
Legal reserve	2,044	-	2,044	-
Statutory reserve for investment and working capital	22,726	-	22,726	-
Compensation of accumulated losses	9,938	-	9,938	-
Loss for the year	-	(5,111)	-	(5,111)
	90,127	14,084	404,711	238,314

See the accompanying notes to the financial statements.

Iochpe-Maxion S.A. and subsidiaries

Publicly-held Company

Notes to the financial statements

December 31, 2004 and 2003

(In thousands of Reais)

1 Operations

The company is located in São Paulo and its main activity is to invest in companies which manufacture and sell components for road and railway vehicles, industrial castings and spare parts.

Subsidiary companies operate in the following sectors: Maxion Sistemas Automotivos Ltda. (Structural Components division - Cruzeiro - SP) manufactures and sells chassis, crossbars and heavy wheels; (Automotive components division - Contagem - MG) manufactures and sells window winders, locks, bolts and other automotive components; and Amsted-Maxion Fundição e Equipamentos Ferroviários S.A (Cruzeiro - SP), manufactures and sells railway wheels and components and industrial castings.

In June 2004, Iochpe-Maxion S.A. deployed corporate and operational restructuring involving its subsidiaries Maxion Componentes Estruturais Ltda. and Maxion Componentes Automotivos S.A., aiming at achieving administrative simplification and additional synergies.

On June 22, 2004, the Company's name of Maxion Componentes Automotivos S.A. was changed to Maxion Sistemas Automotivos S.A.

On August 2, 2004, the subsidiary Maxion Componentes Estruturais Ltda. transferred the total assets and liabilities, rights and obligations of the goodwill to its subsidiary Maxion Sistemas Automotivos S.A., at book value of R$ 74,429. Maxion Sistemas Automotivos S.A. then assumed the effective operation of the Structural Components Division.

On September 10, 2004, the subsidiary Maxion Sistemas Automotivos S.A. signed the agreement for the sale of the assets of the window winder's business to Brose do Brasil Ltda., a wholly owned subsidiary of Brose International GmbH, in the amount of R$ 17,790. These assets were substantially transferred in December 2004.

On October 29, 2004 the subsidiary Maxion Sistemas Automotivos S.A. changed to a Limited Liability Company and also changed its name to Maxion Sistemas Automotivos Ltda.

2 Presentation of the financial statements

The individual and consolidated financial statements were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities Exchange Commission.

Summary of the main accounting practices

a. Statement of Income

Income and expenses are recognized on the accrual basis.

b. Accounting estimates

The preparation of the financial statements in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, inventories, deferred tax assets, provision for contingencies and valuation of financial instruments. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company and its subsidiaries review the estimates and assumptions at least quarterly.

c. Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into Reais at the foreign exchange rate ruling at the balance sheet date and the foreign exchange differences arising on translation are recognized in the statement of income. For the subsidiary located abroad, the non-monetary assets and liabilities, presented at historical cost, were translated into Reais at the foreign exchange rate ruling at the balance sheet date.

d. Curr ent and noncurrent assets

- **Cash and cash equivalents**

  Cash and cash equivalents are recorded at cost plus income accrued up to the balance sheet date.

- **Allowance for doubtful accounts**

  The allowance for doubtful accounts was calculated at an amount considered adequate by management to cover any losses arising on collection of accounts receivable.

- **Inventories**

  Inventories are stated at the lower of average cost or market value.

  The cost of inventories includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

- ***Other current and noncurrent assets***

  Presented at the net realizable amount.

e. Permanent assets

- **Investments**

  Investments in subsidiaries were valued using the equity method. Other investments were valued at the cost of acquisition less provision for devaluation, when applicable.

- **Property, plant and equipment**

  Property, plant and equipment are recorded at the cost of acquisition, formation or construction. Depreciation is calculated using the straight-line method at rates which take into account the estimated useful economic lives of the assets.

- **Deferred charges**

  Deferred charges are recorded at purchase and formation cost, less amortization, which is calculated by the straight-line method at rates that consider the useful life of the intangible assets. The deferred charges accounted for refer to expenditures mainly with development of new products.

f. Current and noncurrent liabilities

Stated at the known amounts or estimated, plus, when applicable, the corresponding charges and/or monetary and exchange variations incurred up to the balance sheet date.

g. Provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

h. Income and social contribution taxes

The income and social contribution taxes, both current and deferred, are calculated based on the rates of 15% plus a surcharge of 10% on taxable income in excess of R$ 240 thousand for income tax and 9% on taxable income for social contribution on net income, and consider the offsetting of tax loss carryforward and negative basis of social contribution limited to 30% of the taxable income.

The deferred tax assets resulting from carryforward tax losses, negative basis of social contribution and temporary differences were recorded in accordance with CVM Instruction 371 of June 27, 2003, and consider past profitability and expectations of future taxable income, based on a technical viability study.

i. Statements of cash flows

The Company and its subsidiaries are voluntarily presenting, for the first time, the statements of cash flows prepared in accordance with NPC 20/99 - Statement of Cash Flows, issued by IBRACON (Brazilian Institute of Independent Auditors).

j. Statements of added value

The Company and its subsidiaries are voluntarily presenting, for the first time, the statements of added value, prepared in accordance with Circular-Notice/CVM/SNC/SEP/01/00. Their objective is to present the value of the wealth generated by the Company and its distribution among the elements that contributed to its generation.

All the information presented has been obtained from the accounting records of the Company and its subsidiaries. Reclassifications of specific information contained in the traditional statement of income have been made, due to the fact that in the statement of added value they were considered as distribution of the added value generated.

k. Reclassifications

The financial statements of the year ended December 31, 2003 were reclassified to enable a better comparison with the current financial statements.

3 Consolidated financial statements

The accounting policies have been consistently applied in all the consolidated companies and are consistent with those used in the previous year.

(In thousands of Reais)

The consolidated financial statements include the financial statements of Iochpe-Maxion S.A. and its subsidiaries, as listed below:

	Direct Ownership - %		**Indirect Ownership - %**	
	2004	**2003**	**2004**	**2003**
Maxion Componentes Estruturais Ltda.	99.99	99.99	-	-
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.	50.00	50.00	-	-
Maxion Sistemas Automotivos Ltda.	6.17	18.88	93.72	80.76
Tecob Cobranças, Representações e Comércio Ltda.	99.99	99.99	-	-
Iochpe Holdings, LLC	100.00	100.00	-	-
Maxion Structurals Components USA, Inc.(*)	-	-	100.00	100.00
Newbridge Strategic Partners	100.00	100.00	-	-

(*) These financial statements were consolidated by the subsidiary Iochpe Holdings, LLC.

Description of main consolidation procedures

a. Elimination of intercompany asset and liability account balances;

b. Elimination of investment in the capital, reserves and retained earnings of the subsidiaries;

c. Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions.

d. Identification of minority interests in the consolidated financial statements.

In accordance with CVM instruction nº 247/96, the proportional consolidation of the financial statements of the joint controlled subsidiary Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. is being prepared and presented due to the 50% ownership in this subsidiary. The main accounting group of assets and liabilities and the net income of this subsidiary are demonstrated as follows:

(In thousands of Reais)

	Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.	
	2004	**2003**
Balance sheets		
Current assets	250,002	69,839
Noncurrent assets	35,207	11,836
Permanent assets	61,726	38,079
Total assets	346,935	119,754
Current liabilities	246,134	52,435
Noncurrent liabilities	64,152	32,196
Shareholders' equity	36,649	35,123
Total liabilities and shareholders' equity	346,935	119,754
Statements of income		
Net sales of goods	645,509	328,069
Cost of goods sold	(541,883)	(261,381)
Gross profit	103,626	66,688
Operating expenses	(56,725)	(33,944)
Nonoperating expenses	(21)	(155)
Income and social contribution taxes	(14,980)	(11,146)
Net income for the year	31,900	21,443

(In thousands of Reais)

4 Cash and cash equivalents

	Parent company		Consolidated	
	2004	**2003**	**2004**	**2003**
Current:				
Cash and banks	95	382	31,466	8,227
Interest earning bank deposits	14,717	4,363	42,460	4,426
	14,812	4,745	73,926	12,653

Interest earning bank deposits refer substantially to Bank Deposit Certificates and Fixed Income Funds, remunerated at rates of the CDI.

5 Trade accounts receivable (consolidated)

	2004	**2003**
Current:		
Domestic customers	108,174	58,519
Foreign customers	36,791	34,180
Discounted receivables	(20,089)	(23,870)
Allowance for doubtful accounts	(2,338)	(4,567)
	122,538	64,262
Noncurrent:		
Domestic customers	9,982	7,179
Foreign customers	2,097	2,097
Allowance for doubtful accounts	(6,859)	(3,779)
	5,220	5,497

(In thousands of Reais)

6 Inventories (consolidated)

	2004	2003
Finished goods	40,909	19,808
Work in process	10,667	7,520
Raw materials	86,533	42,973
Auxiliary and maintenance materials	6,148	829
Packaging and storeroom materials	2,889	5,530
Provision for slow moving inventories and loss of inventories	(407)	(1,453)
Imports in transit	2,614	1,315
	149,353	76,522

7 Related party transactions

The main balances of assets and liabilities as of December 31, 2004, as well as the transactions that influenced net income for the year, related to operations with related parties, result from transactions between the Company and its subsidiaries, which were performed under normal market conditions for similar types of operations.

Iochpe-Maxion S.A. and subsidiaries

Publicly-held Company

Notes to Financial Statements

(In thousands of Reais)

	Direct subsidiaries								Indirect subsidiaries				Affiliates				Parent Company		Consolidated	
	Maxion Componentes Estruturias Ltda.		Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.		Iochpe Holdings, LLC		Tecub Cobranças, Representações e Comércio Ltda.		Maxion Sistemas Automotivos Ltda.		Maxion Structural Components USA		Fundação Iochpe		Total					
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Assets																				
Accounts receivable from acquisition of goods and services	-	3,616	-	-	-	-	-	-	8,769	-	2,064	5,759	-	-	10,833	9,375	-	-	-	-
Interest on shareholders' equity and dividends	9,469	-	1,409	-	-	-	-	-	2,706	-	-	-	-	-	13,584	-	13,584	-	-	-
Noncurrent assets (loan contracts)	-	-	-	-	50,263	47,428	-	-	-	2,759	-	-	-	-	50,263	50,187	47,048	75,288	-	436
Liabilities																				
Suppliers	-	4,375	-	-	-	-	-	-	2,064	1,089	8,769	3,911	-	-	10,833	9,375	-	-	-	-
Interest on shareholders' equity and dividends	9,469	-	1,409	-	-	-	-	-	2,706	-	-	-	-	-	13,584	-	-	-	-	-
Obligations (loan contracts)	-	45,143	-	-	-	-	15,288	21,077	23,737	-	8,023	8,632	-	436	47,048	75,288	50,263	50,187	-	-
Provision for negative equity	-	-	-	-	-	-	6,880	8,242	-	-	-	-	-	-	6,880	8,242	6,880	8,242	-	-
Income																				
Sale of goods and services rendered	22,745	39,917	-	-	-	-	-	-	15,034	-	-	-	-	-	37,779	39,917	-	-	-	-
Cost of goods sold and services rendered	-	-	-	-	-	-	-	-	-	-	37,430	39,917	-	-	37,430	39,917	-	-	-	-
Financial (expenses) income, net	(3,499)	(14,380)	-	-	2,978	11,040	-	-	(1,879)	292	(109)	(98)	-	-	(2,509)	(3,146)	1,564	9,423	(859)	2,310
Other nonoperating income (expenses)	-	-	-	-	-	-	919	824	-	-	-	-	-	-	919	824	(6,209)	(824)	-	-

(In thousands of Reais)

The balance of R$ 15,288 (R$ 21,077 as of December 31, 2003) with Tecob Cobranças, Representações e Comércio Ltda. (Tecob) refers to the net assets of the former agricultural division, sold in previous years, with no maturity date. Services rendered by Tecob are supported by a commission agreement.

The balance of R$ 23,737 with Maxion Sistemas Automotivos Ltda. (R$ 45,143 with Maxion Componentes Estruturais Ltda. as of December 31, 2003), refers to the goodwill sale and purchase agreement signed in 1996, plus interest of 1.5% p.m., renegotiated quarterly, with maturity on December 31, 2006.

The balance of R$ 8,023 (8,632 as of December 31, 2003) with Maxion Structural Components USA, Inc refers to a loan that was used, principally, to pay supplies and repay bank loans. It is updated by exchange variation plus interest of 6% p.a., with maturity on February 1, 2005

The balance of R$ 50,263 (R$ 47,428 as of December 31, 2003) with Iochpe Holdings, LLC refers to a loan that was used to pay debts of commercial papers, plus interest of 6% p.a., with maturity on February 1, 2005.

On December 31, 2004 and 2003 the Company had the following guarantees related to loans, financing and advances from customers.

	Sureties given	Guarantee Refis
Maxion Sistemas Automotivos Ltda.	95,753	16,017
Amsted-Maxion Fundição e Equips. Ferroviários S.A.	81,263	-
Balances at December 31, 2004	177,016	16,017
Balances at December 31, 2003	127,966	16,017

(In thousands of Reais)

8 Investments

a. Composition of balances

	Parent Company		Consolidated	
	2004	**2003**	**2004**	**2003**
Equity in subsidiaries	219,258	148,555	-	-
Amortization of goodwill	-	8,270	-	8,270
Other investments	85	85	265	161
	219,343	156,910	265	8,431

b. Movement of balances in subsidiaries

	Maxion Componentes Estruturais Ltda.	Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.	Maxion Sistemas Automotivos Ltda.	Iochpe Holdings, LLC	Tecob Cobranças, Representações e Comércio Ltda.	Total
Balance at December 31, 2003	81,957	17,562	1	49,035	-	148,555
Equity in net income of subsidiaries	74,893	15,949	3,851	129	1,362	96,184
Dividends and interest on shareholders' equity received	(2,900)	(13,778)		-	-	(16,678)
Dividends and interest on shareholders' equity receivable	(11,551)	(1,409)	(624)	-	-	(13,584)
Amortization of income not realized	-	-	6,528	-	-	6,528
Loss from variation in the ownership percentage in subsidiaries	-	-	(385)	-	-	(385)
Transfer to provision for negative equity	-	-	-	-	(1,362)	(1,362)
Balance at December 31, 2004	142,399	18,324	9,371	49,164	-	219,258

(In thousands of Reais)

c. ***Information on the subsidiaries***

	Maxion Componentes Estruturais Ltda.		Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.		Maxion Sistemas Automotivos Ltda.		Iochpe-Holdings, LLC (*)		Tecob Cobranças, Representações e Comércio Ltda.	
	2004	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Capital	102,111	107,886	33,267	33,267	123,703	113,170	37,711	41,047	500	500
Quantity of shares or quotas owned (in lots of one thousand shares)										
Common	-	-	921,430	921,430	-	379,738	1	1	-	-
Preferred	-	-	1,788,885	1,788,885	-	-	-	-	-	-
Quotas	102,111	107,886	-	-	7,636	-	-	-	500	500
Shareholders' equity	142,399	81,957	36,649	35,123	152,156	46,158	49,164	49,036	(6,880)	(8,242)
(-) Adjustment of unrealized profit on inventories	-	-	-	-	(349)	-	-	-	-	-
(=) Adjusted shareholders' equity	142,399	81,957	36,649	35,123	151,807	46,158	49,164	49,036	(6,880)	(8,242)
Interest in capital at the end of the year - %	99.99	99.99	50.00	50.00	6.17	18.88	100.00	100.00	99.99	99.99
Interest in shareholders' equity - %	76.46	54.09	9.84	11.59	5.03	-	26.40	32.36	-	-
Net income (loss) for the year	74,730	16,622	31,900	21,443	40,410	(26,072)	4,128	9,138	(3,145)	(3,386)
Goodwill to be amortized	-	-	-	-	-	8,270	-	-	-	-

(*) These financial statement were audited by other independent auditors

(In thousands of Reais)

9 Property, plant and equipment

	Rate of depreciation % p.a.	Parent company				Consolidated			
		2004			2003	2004			2003
		Cost	Depreciation	Net	Net	Cost	Depreciation	Net	Net
Land		-	-	-	-	5,338	-	5,338	5,338
Buildings and improvements	4	-	-	-	-	69,711	(35,757)	33,954	30,995
Machinery and equipment	10	-	-	-	-	213,914	(138,551)	75,363	60,347
Patterns	10 to 33 (*)	-	-	-	-	49,944	(32,427)	17,517	17,590
Furniture and fixtures	10	991	(747)	244	266	6,722	(3,456)	3,266	2,874
Vehicles	20	-	-	-	-	972	(716)	256	189
Computer equipment	20	580	(522)	58	46	6,224	(4,197)	2,027	2,155
Other	10 and 20	331	(227)	104	112	14,909	(245)	14,664	10,586
Construction in progress		-	-	-	-	12,539	-	12,539	9,878
Advances to suppliers		-	-	-	-	6,888	-	6,888	10,660
		1,902	(1,496)	406	424	387,161	(215,349)	171,812	150,612

(*) Average rate of 18.9%.

(In thousands of Reais)

10 Deferred charges (consolidated)

	2004	2003
Development of new products	7,171	10,784
Expansion costs	266	2,738
Computerized systems	247	2,912
Goodwill	-	20,890
	7,684	37,324
Accumulated amortization	(3,513)	(22,090)
	4,171	15,234

11 Loans and financing (consolidated)

	Index	Annual interest-%	2004	2003
Local currency:				
Working capital	CDI	1.5	45,012	5,214
FINAME	TJLP	5.0 to 9.0	5,835	8,194
BNDES	TJLP	3.6 to 6.5	34,440	9,089
PRO Industry and PROIM	IGPM	0.0 to 6.0	5,090	-
Foreign currency:				
Advance on export contracts US$ 2,630 (2003 - US$ 11,997)		2.78 to 5.0	6,980	34,662
Import US$ 3,285 (2003 - US$ 6,182)		3.375 to 5.9	8,710	17,861
Pre-Export US$ 15,683		4.3 to 6.7	41,628	-
Resolution n° 2770 (2003 - US$ 3,420)		6.54 to 35	-	9,882
			147,695	84,902
Current portion included in current liabilities			(88,712)	(73,293)
Noncurrent liabilities			58,983	11,609

(In thousands of Reais)

The long-term installments have the following payment schedule:

	Consolidated	
Maturity:	**2004**	**2003**
2005	-	4,011
2006	21,952	2,885
2007	24,249	4,713
2008	7,082	-
2009 until 2014	5,700	-
	58,983	11,609

The loans and financing are secured by property, plant and equipment assets in the amount of R$ 5,606 (R$ 3,488 as of December 31, 2003) and real estate mortgages in the amount of R$ 4.846 (R$ 2,887 as of December 31, 2003).

12 Debentures

There remain in circulation 217,787 debentures of the 4th issue, in the amount of R$ 28,134 (R$ 46,508 as of December 31, 2003), falling due in May 2005. These debentures have charges based on the variation of the National Consumer Price Index (INPC), plus interest of 10% p.a. The interest is paid annually in May.

13 Tax Recovery Program - REFIS

The subsidiary Maxion Sistemas Automotivos Ltda. joined REFIS in order to settle tax debts through a special payment and installment program for tax and social security liabilities. The financing program corresponds to 1.2% of billing.

(In thousands of Reais)

The change in the amounts due to REFIS is shown as follows:

	Consolidated
Balances at December 31, 2002	19,937
Monetary variation	1,541
Payments	(5,189)
Balances at December 31, 2003	16,289
Monetary variation	1,029
Payments	(6,058)
Balances at December 31, 2004	11,260
Current liabilities	(11,107)
Noncurrent liabilities	153

Shares of Maxion Sistemas Automotivos Ltda. have been given in guarantee of this program.

14 Provision for contingencies

The Company and its subsidiaries are parties in judicial and administrative proceedings in various courts and governmental agencies, arising from the normal course of operations, involving tax, labor, civil and other issues.

(In thousands of Reais)

Based on information from its legal advisors, analysis of the pending legal proceedings and previous experience with regards to amounts claimed, management recorded provisions for amounts considered sufficient to cover potential losses from the current actions, as follows:

	Parent company		Consolidated	
	2004	**2003**	**2004**	**2003**
Labor	150	439	3,552	965
Tax				
Federal	9,459	17,002	47,184	44,915
State	57	52	889	52
Other	-	-	166	166
	9,666	17,493	51,791	46,098
Current liabilities	(9,358)	(12,148)	(13,759)	(12,840)
Noncurrent liabilities	308	5,345	38,032	33,258

The Federal tax contingencies refer mainly to administrative discussions regarding IPI (Excise Tax) Export Credit and judicial discussions regarding the calculation basis of PIS (Employees' Profit Participation Program) and COFINS (Tax for Social Security Financing) - Law n° 9.718/98.

15 Income and social contribution taxes

a.Deferred

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their book values.

(In thousands of Reais)

In accordance with CVM Instruction 371, of June 27, 2003, the Company and its subsidiaries, based on their expectation of generating future taxable income determined by a technical valuation approved by management, recognized tax credits on income tax loss carry-forwards and the negative bases of social contribution tax, with no statutory limitation period and that can be offset against a maximum of 30% of annual taxable income. The carrying value of the deferred tax assets is reviewed quarterly by the Company and its subsidiaries with no significant adjustments arising in relation to Managements forecasts.

The origin of deferred income and social contribution taxes is presented below:

	Parent company		Consolidated	
	2004	**2003**	**2004**	**2003**
Temporary differences				
Tax contingency	-	-	12,734	5,003
Labor contingency	-	-	995	141
Allowance for doubtful accounts	-	-	768	363
Accrual for goodwill	-	-	-	10,286
Other	-	-	2,035	-
		-	16,532	15,793
Tax losses	-	15,473	28,323	27,277
Negative basis of social contribution	-	8,127	5,355	11,601
		23,600	50,210	54,671
Current assets	-	-	(10,120)	(11,712)
Noncurrent assets	-	23,600	40,090	42,959

Management understands that tax credits on temporary differences will be realized in accordance with the resolution of the contingencies, which is beyond the control of the Company and its subsidiaries.

Based on the projections for future taxable income, prepared in accordance with CVM Instruction n° 371, the Company and its subsidiaries expect to offset the tax credits in the next few years:

(In thousands of Reais)

The projections of realization of consolidated deferred tax assets are as follows:

2005	10,120
2006	5,794
2007	7,479
2008	6,505
2009	3,780
	33,678
Deferred credits on temporary differences	16,532
	50,210

The expected recoverability of the tax credits is based on the projections of future taxable income taking into consideration various business and financial assumptions at year-end. Accordingly, these estimates may differ from the effective taxable income in the future due to the inherent uncertainties involving these estimates.

The Company has tax loss carry-forwards in the amount of R$ 201,275 (2003 - R$ 192,535), negative basis for social contribution taxes in the amount of R$ 207,217 (2003 - 198,756), with no statutory limitation period, and temporary differences in the amount of R$ 12,067 (2003 - R$ 12,316).

Income tax losses and the negative basis for social contribution tax may be offset against a maximum of 30% of annual taxable income.

The write-off of deferred tax credits in the amount of R$ 23,600 was due to the corporate restructuring implemented during the year.

(In thousands of Reais)

b.Reconci liation with net income

The reconciliation between the tax expense as calculated by the combined statutory rates and the income and social contribution tax expense charged to net income is presented below:

	Parent company		Consolidated	
	2004	**2003**	**2004**	**2003**
Net income (losses) before tax	74,426	(3,894)	73,566	13,491
Combined statutory rates - %	34	34	34	34
Income and social contribution taxes calculated at the statutory rates	(25,305)	1,324	(25,012)	(4,587)
Equity interest in subsidiaries and net income abroad	29,092	(1,089)	-	-
Amortization of goodwill	(504)	(864)	(504)	(864)
Nondeductible expenses	(144)	(267)	(203)	(625)
Unrecognized tax assets on temporary differences	(133)	(747)	(730)	(1,920)
Exchange variation on foreign investments	-	10,032	(1,355)	7,012
Interest on shareholders' equity	(2,211)	(1,687)	-	(1,221)
Prior year adjustments	-	24	-	24
Unrecognized tax assets on tax loss carry-forward	(795)	(6,702)	(3,779)	(17,039)
Recognition of tax assets on temporary differences and offset of losses carry-forward	-	-	16,279	5,660
Income and social contribution tax expenses	-	24	(15,304)	(13,560)

(In thousands of Reais)

16 Shareholders' equity (Parent company)

a. Capital

Subscribed and paid-up capital is comprised of 2,661,615,270 shares, of which 921,429,894 are common and 1,740,185,376 are preferred shares, with no nominal value.

The Company is authorized to increase capital, irrespective of a statutory reform, up to the limit of an additional 300,000,000 shares, of which 100,000,000 are common and 200,000,000 preferred.

Within the authorized capital limits, issues will be made after deliberation by the Board of Directors, which will determine the number of shares issued, subscription terms and conditions, as well as other forms and procedures for each issue.

b. Statutory reserve for investments and working capital

The purpose of this reserve is to ensure investments in permanent assets and resources for increasing working capital, including amortization of Company debts, as well as the capitalization and financing of subsidiary and associated companies. It is formed with an annual appropriation of a minimum of 10% up to a maximum of 58% of net income, and the maximum amount of this reserve together with the legal reserve cannot exceed capital.

c. Share rights

Each common registered share has the right to one vote at shareholders' meetings. Preferred shares are non-voting, but have priority in the return of their proportion of capital, without premium, in the event of liquidation of the Company.

Preferred shares have the right to participate in profit distributions 10% higher than the common shares as well as in capital increases arising from capitalization of reserves and retained earnings, under the same conditions as the common shares.

(In thousands of Reais)

d. Dividends

Net income for the year calculated in accordance with the Art. 191 of Law 6404/76 is appropriated as follows: (i) 5% to the legal reserve which may not exceed 20% of capital, (ii) 37% for distribution as the obligatory dividend and (iii) the remaining amount, which was not appropriated to the statutory reserve for investments and working capital or retained as prescribed in the capital budget approved at shareholders' meeting is to be distributed as a supplementary dividend to shareholders.

e. Destination of net income

The proposed dividend recorded in the financial statements, which is pending approval at the next shareholders' meeting, is presented as follows:

	2004
Net income for the year	50,826
Amortization of accumulated losses	(9,938)
Calculation basis of dividends and reserves	40,888
Legal reserve (5%)	(2,044)
Proposed dividend (39.42%)	(16,118)
Common shares (R$ 5.68 per lot of thousand shares)	5,238
Preferred shares (R$ 6.25 per lot of thousand share)	10,880
Statutory reserve and working capital (55.58%)	(22,726)

(In thousands of Reais)

17 Non-operating result

	Parent company		Consolidated	
	2004	2003	2004	2003
Losses from discontinuing business	(9,540)	(2,441)	(8,036)	(5,213)
Effect of corporate restructuring (goodwill and other)	275	-	(10,744)	-
Other	(385)	(11)	(1,790)	(650)
	(9,650)	(2,452)	(20,570)	(5,863)

18 Financial instruments

The Company and its subsidiaries, through a conservative policy, manage their exchange exposure by obtaining U.S. dollar indexed assets and swap contracts for amounts equivalent to its liabilities indexed to the U.S. dollar, represented, at December 31, 2004 and 2003, mainly by advances on exchange contract operations and accounts payable to foreign suppliers.

The subsidiary Iochpe Holdings, LLC, has two derivative contracts signed on January 21, 2002, falling due on April 11, 2005, secured by the Parent Company, recorded as cash and cash equivalents in the amount of R$ 743 (R$ 3,736 as of December 31, 2003).

Credits and debits with related parties refer, substantially, to regular intercompany commercial operations, unrelated to financings obtained in the market.

The balance of the other financial instrument assets and liabilities reflected in the December 31, 2004 financial statements was determined in accordance with the criteria and accounting practices disclosed in specific notes. Most of these instruments are short term and their book values approximate their market values.

(In thousands of Reais)

19 Insurance coverage

The Company has insurance policies taken out with the main insurance companies in Brazil, which were determined in accordance with the orientation of experts, and take into consideration the nature and the level of risk involved. The main insurance coverage is as follows:

	Risk covered	2004	2003
Inventories and warehouse	Fire and theft	68,701	64,450
Buildings and contents (own)	Fire	265,804	261,554
Buildings and contents (third parties)	Fire	1,900	1,885
Vehicles	Collision, civil liability	2,797	2,797
Civil liability		37,565	37,765
Transportation of materials	Robbery and burglary	5,523	3,366
Other		25,207	24,530
		407,497	396,347

20 Subsequent event

On January 7, 2005, the Company paid in advance the remaining amount of debentures.

Iochpe-Maxion S.A. and subsidiaries

Publicly-held Company

Board of Directors

Dan Ioschpe
President

Armando Ulbricht Júnior

Marcos Luchese

Oscar A. F. Becker
Investor Relations Director

Roque Bitdinger
Accountant
CRC: 1RS022968/O-1 'S' SP